 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-292170
PROSPECTUS SUPPLEMENT
(To Prospectus dated DECEMBER 16, 2025)
15,000,000 Shares
ProPetro Holding Corp.
Common Stock

We are offering 15,000,000 shares of our common stock, par value $0.001 per share (“common stock”). Unless otherwise stated or the context otherwise indicates, all references to “we,” “us,” “our,” and the “Company” or similar expressions refer to ProPetro Holding Corp. and its subsidiaries.
Our common stock is listed on the New York Stock Exchange under the symbol “PUMP.” The last reported sales price of our common stock on the New York Stock Exchange on January 23, 2026 was $10.94 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-9.
	Per Share	Total
Price to Public	$10.00	$150,000,000
Underwriting Discounts and Commissions(1)	$0.475	$7,125,000
Proceeds to ProPetro Holding Corp.(2)	$9.525	$142,875,000

(1)
We refer you to “Underwriting” beginning on page S-41 of this prospectus supplement for additional information regarding underwriting compensation.

(2)
Before expenses.

We have granted the underwriters the option to purchase up to an additional 2,250,000 shares of common stock on the same terms and conditions set forth above within 30 days from the date of this prospectus.
Delivery of the shares of common stock will be made on or about January 28, 2026.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Lead Book-Running Manager
Goldman Sachs & Co. LLC
Joint Book-Running Managers
BarclaysJ.P. Morgan BofA Securities
The date of this prospectus supplement is January 26, 2026.

Prospectus Supplement
Prospectus Dated December 16, 2025

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part contains an accompanying primary base prospectus relating to sales of shares of common stock and other securities by ProPetro Holding Corp. and gives more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying base prospectus combined. Unless otherwise indicated, capitalized terms used but not defined herein have the meaning assigned to them in the registration statement of which this prospectus supplement forms a part. You should read the entire prospectus supplement, as well as the accompanying base prospectus and the documents incorporated by reference that are described under “Incorporation of Certain Information by Reference” in this prospectus supplement. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying base prospectus or any documents incorporated by reference herein, you should rely on the information contained in this prospectus supplement, which will be deemed to modify or supersede those made in the accompanying base prospectus or documents incorporated by reference herein or therein.
You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus prepared by us or on behalf of us or to which we have referred you. Neither we, the underwriters nor any of our or their representatives have authorized any other person to provide you with information different from that included or incorporated by reference in this prospectus supplement and the accompanying base prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus supplement, and the information in the accompanying base prospectus or contained in any document incorporated by reference is accurate only as of the date of such prospectus or document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
TRADEMARKS AND TRADE NAMES
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to and does not imply a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus and the documents incorporated by reference herein contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein are forward-looking statements. Forward-looking statements are all statements other than statements of historical fact, and give our expectations or forecasts of future events. Words such as “may,” “could,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “should,” “continue” and similar expressions are generally used to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about our business strategy, industry, future profitability, future capital

S-ii

expenditures, fleet conversion strategy, power generation business development strategy and share repurchase program. Such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those implied or projected by the forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:
•
changes in general economic and geopolitical conditions, including as a result of regulatory changes by the current presidential administration, higher interest rates, the rate of inflation, a potential economic recession and potential changes in United States’ trade policy, including the imposition of tariffs and the resulting consequences;

•
central bank policy actions and associated liquidity risks and other factors;

•
the severity and duration of any world events and armed conflict, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and continued hostilities in the Middle East, including those between Israel, Iran and the United States, U.S. intervention in Venezuela and associated repercussions to supply and demand for oil and gas and the economy generally;

•
the actions taken by the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia (together with OPEC and other allied producing countries, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

•
governmental actions, such as executive orders or new regulations, including climate-related regulations, that may negatively impact the future production of oil and natural gas in the United States and may adversely affect our future operations;

•
the level of production and resulting market prices for crude oil, natural gas and other hydrocarbons, including a potential increase in Venezuelan oil supply and any related impact on global oil prices and domestic oil production;

•
the effects of existing and future laws and governmental regulations (or the interpretation thereof) on us, our suppliers and our customers;

•
cost increases and supply chain constraints related to our services, including any delays and/or supply chain disruptions due to increased hostilities in the Middle East or increased tariffs;

•
competitive conditions in our industry;

•
our ability to attract and retain employees;

•
changes in the long-term supply of, and demand for, oil and natural gas;

•
actions taken by our customers, suppliers, competitors and third-party operators and the possible loss of customers or work to our competitors;

•
technological changes, including lower emissions energy service equipment and similar advancements;

•
changes in the availability and cost of capital that impact the price and availability of debt and equity financing (including higher interest rates) for us and our customers;

•
our ability to successfully implement our business plan, including execution of potential mergers and acquisitions;

•
large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

•
the effects of consolidation on our customers or competitors;

•
our ability to complete growth projects on time and on budget;

•
increases in tax rates or types of taxes enacted that specifically impact exploration and production (“E&P”) and related operations resulting in changes in the amount of taxes owed by us;

•
regulatory and related policy actions intended by federal, state and/or local governments to reduce fossil fuel use and associated carbon emissions, or to drive the substitution of renewable forms of energy for oil and gas, that may over time reduce demand for oil and gas and therefore the demand for our services;

S-iii

•
new or expanded regulations that materially limit our customers’ access to federal and state lands for oil and gas development, thereby reducing demand for our services in the affected areas;

•
growing demand for electric vehicles that result in reduced demand for gasoline and therefore the demand for our services;

•
our ability to successfully implement technological developments and enhancements, including our new Tier IV Dynamic Gas Blending dual-fuel and FORCE® electric-powered hydraulic fracturing equipment, power generation equipment, and other lower-emissions equipment we may acquire or that may be sought by our customers;

•
our ability to successfully grow our new power generation business line;

•
the development of alternative power generation technologies or increased grid capacity that could reduce the demand for our services;

•
the projected timing, purchase price and number of shares purchased under our share repurchase program, the sources of funds under the share repurchase program and the impacts of the share repurchase program;

•
operating hazards, natural disasters, weather-related suspensions or delays, casualty losses and other matters beyond our control, such as fires, which risks may be self-insured, or may not be fully covered under our insurance programs;

•
exposure to cyber-security events which could cause operational disruptions or reputational harm;

•
acts of terrorism, war or political or civil unrest in the United States or elsewhere; and

•
the effects of current and future litigation.

Whether actual results and developments will conform with our expectations and predictions contained in forward-looking statements is subject to a number of risks and uncertainties which could cause actual results to differ materially from such expectations and predictions, including, without limitation, in addition to those specified in the text surrounding such statements, the risks described under “Risk Factors” in this prospectus and those described in our Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”), filed with U.S. Securities and Exchange Commission (the “SEC”) and in our subsequent filings with the SEC, and any other risks, many of which are beyond our control.
Readers are cautioned not to place undue reliance on our forward-looking statements, which are made as of the date of this prospectus. We do not undertake, and expressly disclaim, any duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. Investors are also advised to carefully review and consider the various risks and other disclosures discussed in our SEC reports, including the risk factors described in the Form 10-K.

S-iv

SUMMARY
This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus and the documents incorporated by reference herein and therein before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and our consolidated financial statements and the accompanying notes incorporated by reference herein.
Unless otherwise stated or the context otherwise indicates, all references in this prospectus to the “Company,” “ProPetro,” “we,” “us” and “our” refer to ProPetro Holding Corp. and its consolidated subsidiaries. Except as otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares.
Our Company
We are a leading integrated energy service company, located in Midland, Texas, focused on providing innovative hydraulic fracturing, wireline, and other complementary energy and, through our PROPWRSM division, power generation services, to leading upstream oil and gas companies engaged in the exploration and production of North American oil and natural gas resources. PROPWRSM is a provider of reliable, adaptable power services through a modern, standardized fleet of gas-to-power solutions, serving oil and gas and data center operators in the United States. Our operations are primarily focused in the Permian Basin, where we have cultivated longstanding customer relationships with some of the region’s most active and well-capitalized E&P companies. The Permian Basin is widely regarded as one of the most prolific oil and natural gas producing areas in the United States, and we believe we are one of the leading providers of energy services in the region.
We operate through four reportable business segments:
•
Hydraulic Fracturing: Hydraulic fracturing is an oil well completion technique, which is part of the overall well completion process that is intended to optimize hydrocarbon flow paths during the completion phase of shale wellbores. The process involves the injection of water, sand and chemicals under high pressure into shale formations. Our hydraulic fracturing contracts with our customers have one performance obligation, which is the contracted total stages, satisfied over time.

•
Wireline: Wireline services are also used in the oil well completion process. Our wireline services utilize equipment with a drum of wireline to deploy perforating guns in the well to perforate the casing, cement, and formation. Once the well is perforated, the well can be fractured. Our wireline equipment can also be used in connection with pumpdown services which utilize pressure pumping equipment to pump water into the well to deploy perforating guns attached to wireline through the lateral section of a well. Our wireline contracts with our customers have one performance obligation, which is the contracted total stages, satisfied over time.

•
Cementing: Our cementing services use pressure pumping equipment to deliver a slurry of liquid cement that is pumped down a well between the casing and the borehole. Our cementing contracts have one performance obligation, satisfied at a point-in-time, upon completion of the contracted service when control is transferred to the customer. Jobs for these services are typically short term in nature, with most jobs completed in less than a day.

•
Power Generation: Our power generation segment provides turnkey power generation services to oil and gas producers and non-oil and gas applications such as general industrial projects and data centers using mobile power generation equipment installed at customers’ sites.

Recent Developments
Preliminary Fourth Quarter and Year End Financial and Operating Information
As of the date of this prospectus supplement, we have not finalized our financial and operational results for the three months ended December 31, 2025 or the year ended December 31, 2025. However, based on preliminary information, we estimate that, for the three months ended December 31, 2025 and the year ended December 31, 2025, each of our capital expenditures incurred, capital expenditures paid, revenues, cost of services and general and administrative expenses (exclusive of stock-based compensation and other non-recurring items) ranged approximately as follows:
	Three Months Ended December 31, 2025	Year Ended December 31, 2025
(unaudited)
Capital expenditures incurred	$70 – 72 million	$280 – 282 million
Capital expenditures paid	$63 – 65 million	$185 – 187 million
Revenue	$289 – 291 million	$1,269 – 1,271 million
Cost of services	$214 – 216 million	$967 – 969 million
General and administrative expenses(1)	$23 – 25 million	$92 – 94 million

(1)
Exclusive of stock-based compensation and other non-recurring items of approximately $5 million for the three months ended December 31, 2025, and approximately $15 million for the year ended December 31, 2025.

As of December 31, 2025, we had approximately $91 million in cash and cash equivalents, approximately $78 million of borrowings outstanding under our Caterpillar Equipment Loan Agreement and approximately $45 million of borrowings outstanding under our ABL Credit Facility, with a Borrowing Base (as defined below) of approximately $168 million. Between January 1, 2026 and January 26, 2026, we incurred approximately $10 million in additional borrowings under our Caterpillar Equipment Loan Agreement. Additionally, under current market conditions, we expect to have approximately 11 active frac fleets in the first quarter of 2026, subject to any suspensions of our operations due to winter weather conditions.
We have provided ranges, rather than specific amounts, because these results are preliminary and subject to change. These preliminary estimates are derived from our internal records and are based on the most current information available to management as of the date of this prospectus supplement. These estimates are preliminary and inherently uncertain. Our normal reporting processes with respect to the foregoing preliminary estimates have not been fully completed. Our independent registered public accounting firm, RSM US LLP, has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to this preliminary financial data. Accordingly, RSM US LLP does not express an opinion or any other form of assurance with respect thereto. Our actual results may vary from the estimated preliminary results presented above due to the completion of our financial closing and other operational procedures, final adjustments and other developments that may arise between now and the time that financial results for the three months ended December 31, 2025 and the year ended December 31, 2025 are finalized. During the course of our review of these preliminary estimates, we could identify items that would require us to make adjustments and which could affect our final results. Any such adjustments could be material.
These estimates should not be viewed as a substitute for our full interim or annual audited financial statements presented in accordance with GAAP. Accordingly, you should not place undue reliance on this preliminary data. See the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimated ranges of our financial and other data presented above and the actual financial and other data we will report for the three months ended December 31, 2025 and the year ended December 31, 2025.
Stonebriar Facility
On December 29, 2025, ProPetro Energy Solutions, LLC (“ProPetro Energy Solutions”), a wholly owned subsidiary of the Company, entered into an Interim Funding Agreement and a Master Lease Agreement with Stonebriar Commercial Finance LLC (“Stonebriar”) for the right, but not the obligation, to fund up to $350 million of purchases of power generator equipment (the “Stonebriar Facility”). Under the Interim Funding Agreement, Stonebriar provides funding to finance down payments and progress payments owing to equipment suppliers. Monthly rent under the Interim Funding Agreement is based on the unpaid balance of the aggregate amounts advanced under the Interim Funding Agreement and not yet converted to a lease schedule under the Master Lease Agreement, times a per annum lease rate factor equal to sum of 1-Month SOFR plus 6.25%. Upon delivery and acceptance of a power generator, amounts outstanding under the Interim Funding Agreement with respect to such equipment are converted into a lease schedule under the Master Lease Agreement. Stonebriar will hold legal title to such leased equipment. The lease term for each item of equipment will be 84 months, and the rental payment amounts will be based on the equipment cost times a lease rate factor set forth in the applicable lease schedule. ProPetro Energy Solutions will have certain early termination and purchase options with respect to the leased equipment at various points during the lease, as set forth in the Master Lease Agreement and related lease schedule for such equipment. Upon exercise of such rights and payment of the required amounts, ProPetro Energy Solutions would acquire legal title to such equipment.
Amendment No. 3 to Amended and Restated Credit Agreement
On December 26, 2026, we entered into an amendment to our amended and restated revolving credit facility (as amended from time to time, the “ABL Credit Facility”). The amendment increases the debt basket under the ABL Credit Facility for capital leases, purchase money debt, and other similar financing facilities to $425 million.
Our PROPWRSM Business
In December 2024, we launched our PROPWRSM business line to serve the growing power demand in the Permian Basin for both traditional oil and gas applications and developing infrastructure opportunities within the market. PROPWRSM deployed its first assets in the field during the third quarter of 2025. On December 11, 2025, PROPWRSM entered into a power supply contract with Coterra Energy to provide turnkey power for the development and installation of distributed microgrids throughout the New Mexico portion of the Permian Basin. Deployment and operations under the contract are expected to begin in the first quarter of 2026. With this and another power supply contract signed since December 12, 2025, as of January 26, 2026, we had total committed capacity of approximately 230 MW with a weighted average contract tenor at commencement of approximately five years and total delivered or on-order generation capacity of approximately 550 MW, split approximately 70% and 30% between high-efficiency reciprocating engine generators and low emissions modular turbines, respectively. We anticipate all ordered units will be delivered by year-end 2027. We continue to actively negotiate additional contracts amid increasing demand for power solutions and to explore various financing alternatives for our power equipment.
Principal Executive Offices and Internet Address
Our principal executive offices are located at One Marienfeld Place, 110 N. Marienfeld Street, Suite 300, Midland, Texas 79701, and our telephone number is (432) 688-0012. Our website address is www.propetroservices.com. Our periodic reports and other information filed with or furnished to the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE OFFERING
Common stock offered by us
15,000,000 shares (17,250,000 shares if the underwriters’ option to purchase additional shares is exercised in full).
Common stock to be outstanding immediately after completion of this offering
119,639,477 shares (121,889,477 shares if the underwriters’ option to purchase additional shares is exercised in full).
Voting rights
Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See the section entitled “Description of Capital Stock” in the accompanying base prospectus.
Use of proceeds
We estimate that after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we will receive approximately $141.9 million of net proceeds from this offering. We intend to use the net proceeds of this offering (including any proceeds from the exercise of the underwriters’ option to purchase additional shares) for general corporate purposes, including to fund growth capital for additional power generation equipment. Please see “Use of Proceeds.”
Dividend policy
We do not anticipate paying any cash dividends on our common stock. Please see “Dividend Policy.”
Trading symbol
Our common stock is listed on the NYSE under the symbol “PUMP.”
Risk Factors
You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page S-9 and all other information set forth in this prospectus before deciding to invest in our common stock.
The information above does not include 4,337,021 shares of common stock reserved for issuance pursuant to our long-term incentive plan or 160,446 shares of common stock issuable upon exercise of outstanding stock options.

SUMMARY HISTORICAL
CONSOLIDATED FINANCIAL AND OPERATING DATA
The following table sets forth our summary historical financial data (1) as of December 31, 2024, 2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022 and (2) as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024.
The summary historical financial data as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024 was derived from our interim unaudited condensed financial statements incorporated by reference herein. The summary historical financial data as of December 31, 2024 and for the years ended December 31, 2024, 2023 and 2022 was derived from our audited financial statements incorporated by reference herein.
The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included or incorporated by reference elsewhere in this prospectus, and the historical financial statements and related notes incorporated by reference in this prospectus. Future results may vary significantly from the results reflected because of various factors, including those discussed under “Risk Factors.”
	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(in thousands, except per share and operating data)
Statement of Operations Data:
Revenue – Service revenue	$979,483	$1,123,732	$1,444,286	$1,630,399	$1,279,701
Costs and Expenses
Costs of Services (exclusive of depreciation and amortization)	753,529	822,041	1,065,514	1,131,801	882,820
General and administrative expenses (inclusive of stock-based compensation)	78,618	85,692	114,323	114,354	111,760
Depreciation and amortization	133,650	175,700	211,733	180,886	128,108
Property and equipment impairment expense	—	188,601	188,601	—	57,454
Goodwill impairment expense	—	—	23,624	—	—
Loss (gain) on disposal of assets	13,418	211	7,451	73,015	102,150
Total costs and expenses	979,215	1,272,245	1,611,246	1,500,056	1,282,292
Operating (loss) income	268	(148,513)	(166,960)	130,343	(2,591)
Other income (expense)
Interest expense	(5,651)	(5,933)	(7,815)	(5,308)	(1,605)
Other income, net	8,245	5,608	5,531	(9,533)	11,582
Total other income (expense), net	2,594	(325)	(2,284)	(14,841)	9,977
Income (loss) before income taxes	2,862	(148,838)	(169,244)	115,502	7,386
Income tax benefit (expense)	(2,780)	28,041	31,385	(29,868)	(5,356)
Net (loss) income	$82	$(120,797)	$(137,859)	$85,634	$2,030
Adjusted EBITDA	$157,457	$230,586	$283,243	$403,960	$316,590
Adjusted EBITDA Margin	16.1%	20.5%	19.6%	24.8%	24.7%
Balance Sheet Data (as of period end):
Total assets	$1,279,613	$1,280,210	$1,223,645	$1,480,312	$1,335,786

	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(in thousands, except per share and operating data)
Total liabilities	453,403	447,254	407,372	481,920	381,753
Total stockholders’ equity	826,210	832,956	816,273	998,392	954,033
Cash Flow Data (as of period end):
Net cash provided by operating activities	$150,563	$214,432	$252,295	$374,742	$300,429
Net cash used in investing activities	(111,025)	(130,603)	(155,099)	(384,127)	(349,745)
Net cash used in financing activities	(23,440)	(70,617)	(80,107)	(46,123)	26,260

Non-GAAP Financial Measures
Adjusted EBITDA, Adjusted EBITDA margin, Free Cash Flow and Free Cash Flow for Completions Business are not financial measures presented in accordance with GAAP. We define EBITDA as net income (loss) plus (i) interest expense, (ii) income tax expense (benefit) and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus (i) loss/(gain) on disposal of assets, (ii) stock-based compensation, (iii) business acquisition contingent consideration adjustments, (iv) other expense/(income), (v) other unusual or nonrecurring (income)/expenses such as impairment expenses, costs related to asset acquisitions, insurance recoveries, one-time professional fees and legal settlements and (vi) retention bonuses and severance. Adjusted EBITDA margin reflects our Adjusted EBITDA as a percentage of our revenues. We define Free Cash Flow as net cash provided by operating activities less net cash used in investing activities. We define Free Cash Flow for Completions Business as net cash provided by operating activities less net cash used in investing activities plus net cash used in operating activities for PROPWR plus net cash used in investing activities for PROPWR.
We believe that the presentation of Adjusted EBITDA, Adjusted EBITDA margin, Free Cash Flow and Free Cash Flow for Completions Business provide useful information to investors in assessing our financial condition and results of operations because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure, asset base, nonrecurring expenses (income) and items outside the control of the Company. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Net income (loss) margin is the GAAP measure most directly comparable to Adjusted EBITDA margin, and net cash from operating activities is the GAAP measure most directly comparable to Free Cash Flow and Free Cash Flow for Completions Business. Adjusted EBITDA, Adjusted EBITDA margin, Free Cash Flow and Free Cash Flow for Completions Business should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some, but not all, items that affect the most directly comparable GAAP financial measures. You should not consider Adjusted EBITDA, Adjusted EBITDA margin, Free Cash Flow or Free Cash Flow for Completions Business in isolation or as a substitute for an analysis of our results as reported under GAAP. Because Adjusted EBITDA, Adjusted EBITDA margin, Free Cash Flow and Free Cash for Completions Business may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.
The following table presents a reconciliation of Net income (loss) to Adjusted EBITDA for each of the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(in thousands)
Net (loss) income	$82	$(120,797)	$(137,859)	$85,634	$2,030
Depreciation and amortization(1)	133,650	175,700	211,733	180,886	128,108
Property and equipment impairment expense(2)	—	188,601	188,601	—	57,454
Goodwill impairment expense(3)	—	—	23,624	—	—
Interest expense	5,651	5,933	7,815	5,308	1,605
Income tax (benefit) expense	2,780	(28,041)	(31,385)	29,868	5,356
Loss (gain) on disposal of assets(1)	13,418	211	7,451	73,015	102,150
Stock-based compensation	12,695	12,975	17,288	14,450	21,881
Business acquisition contingent consideration adjustments	(5,000)	(1,800)	(2,600)	—	—
Other (income) expense, net(4)	(8,245)	(5,608)	(5,531)	9,533	(11,582)
Other general and administrative expense, net(5)	184	1,517	1,782	2,969	8,460
Retention bonus and severance expense	2,242	1,895	2,324	2,297	1,128
Adjusted EBITDA	$157,457	$230,586	$283,243	$403,960	$316,590
Adjusted EBITDA Margin	16.1%	20.5%	19.6%	24.8%	24.7%

(1)
The write-offs of remaining book value of prematurely failed power ends and other components are recorded as depreciation for the nine months ended September 30, 2025. In order to conform to current period presentation, we have reclassified the corresponding amounts of $11.7 million from loss on disposal of assets to depreciation for the nine months ended September 30, 2024. Such reclassifications have not been made for the years ended December 31, 2024, 2023 or 2022.

(2)
Represents noncash impairment expense on our conventional Tier II diesel-only hydraulic fracturing pumping units and associated conventional assets (“Tier II Units”) for the nine months ended September 30, 2024. Represents noncash property and equipment impairment expense on our Tier II Units for the year ended December 31, 2024, and noncash impairment expense on our DuraStim® electric-powered hydraulic fracturing equipment for the year ended December 31, 2022. These impairment expenses are included in our hydraulic fracturing reportable segment.

(3)
Represents noncash impairment of goodwill in our wireline operating segment.

(4)
Other income for the nine months ended September 30, 2025 is primarily comprised of a $2.3 million unrealized gain on short-term investment, tax refunds (net of advisory fees) totaling $2.3 million, adjustments to workers’ compensation and general liability insurance premiums of $1.0 million, interest income from note receivable from sale of business of $0.9 million, insurance reimbursements of $0.8 million and $0.9 million of other income. Other income for the nine months ended September 30, 2024 is primarily comprised of tax refunds (net of advisory fees) totaling $3.6 million and insurance reimbursements of $2.0 million. Other income for the year ended December 31, 2024 is primarily comprised of tax refunds (net of advisory fees) totaling $5.0 million and insurance reimbursements of $2.0 million, partially offset by a $2.0 million loss to a customer related to an accidental cementing job failure. Other expense for the year ended December 31, 2023 is primarily comprised of settlement expenses resulting from routine audits and true-up health insurance costs totaling approximately $7.4 million and a $2.5 million unrealized loss on short-term investment. Other income for the year ended December 31, 2022 includes tax refunds (net of advisory fees) totaling $10.7 million, a $2.7 million noncash income from fixed asset inventory received as part of a settlement of warranty claims with an equipment manufacturer, and a $1.6 million unrealized loss on short-term investment.

(5)
Other general and administrative expense for the years ended December 31, 2024 and 2023 primarily relates to nonrecurring professional fees paid to external consultants in connection with our business acquisitions and legal settlements, net of reimbursements from insurance carriers. Other general and administrative expense for the year ended December 31, 2022 primarily relates to nonrecurring professional fees paid to external consultants in connection with the Company’s audit committee review, SEC investigation, shareholder litigation, legal settlements and other legal matters, net of reimbursements from insurance carriers. Other general administration expense for the nine months ended September 2025 primarily relates to legal settlements of $0.2 million. Other general and administrative expense for the nine months ended September 30, 2024 primarily relates to business acquisition-related transaction costs of $1.5 million.

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow and Free Cash Flow for Completions Business for each of the periods indicated.
	Three Months Ended		Nine Months Ended September 30,
	September 30, 2025	June 30, 2025	2025	2024
	(in thousands)
Net cash provided by operating activities	$41,660	$54,214	$150,563	$214,432
Net cash used in investing activities	(42,501)	(35,688)	(111,025)	(130,603)
Free Cash Flow	$(841)	$18,256	$39,538	$83,829
Net cash used in operating activities – PROPWR business	3,799	1,679	6,006	—
Net cash used in investing activities – PROPWR business	22,247	6,001	46,548	—
Free Cash Flow for Completions Business	$25,205	$26,206	$92,092	$83,829

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus supplement, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Inherent in Our Business and Industry
Our business and financial performance depends on the historically cyclical oil and natural gas industry and particularly on the level of capital spending and E&P activity within the United States and in the Permian Basin, and a decline in prices for oil and natural gas may cause fluctuation in operating results or otherwise have an adverse effect on our revenue, cash flows, profitability and growth.
Demand for most of our services depends substantially on the level of capital expenditures in the Permian Basin by companies in the oil and natural gas industry. Activity levels and spending by our customers and, correspondingly, demand for our services, is largely dependent on oil and natural gas prices, our customers’ well completion budgets and rig count. Prolonged low oil and natural gas prices would generally depress the level of oil and natural gas exploration, development, production, and well completion activity and would result in a corresponding decline in the demand for the completion services that we provide. Historically, oil prices and markets have been extremely volatile. Prices are affected by many factors beyond our control. The average West Texas Intermediate (“WTI”) oil price per barrel was approximately $76, $78 and $94 for the years ended December 31, 2024, 2023, and 2022, respectively. In 2025, price volatility continued and crude oil prices generally declined, contributing to reductions in our customers’ spending and associated drilling and completion activities, which has had and may continue to have an adverse effect on our revenue and cash flows, if the WTI oil price remains highly volatile or declines further in the future. Such trends are expected to continue in 2026. In addition, such volatility and reduction in our customers’ spending and associated drilling and completion activities could also reduce the prices we receive for our services and impact the number of fleets that we are able to deploy, which would also have an adverse effect on our revenue and cash flows. See “— The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.”
Many factors over which we have no control affect the supply of, and demand for our services, and our customers’ willingness to explore, develop and produce oil and natural gas, and therefore, influence prices for our services, including:
•
the actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

•
the domestic and foreign supply of, and demand for, oil and natural gas;

•
the level of prices, and expectations about future prices, of oil and natural gas, including a potential increase in Venezuelan oil supply and any related impact on global oil prices and domestic oil production;

•
the level of global oil and natural gas E&P;

•
the cost of exploring for, developing, producing and delivering oil and natural gas;

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the supply of and demand for drilling and hydraulic fracturing and wireline equipment, including the supply and demand for lower emissions hydraulic fracturing and wireline equipment;

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cost increases and supply chain constraints related to our services;

•
the expected decline in rates of current production;

•
the price and quantity of foreign imports;

•
political and economic conditions in oil and natural gas producing countries and regions, including the United States, the Middle East, Africa, South America and Russia;

•
the actions taken by the United States and other countries on climate change or to transition away from fossil fuels;

•
the severity and duration of world health events and related economic repercussions;

•
speculative trading in crude oil and natural gas derivative contracts;

•
the level of consumer product demand;

•
the discovery rates of new oil and natural gas reserves;

•
contractions in the credit market;

•
the strength or weakness of the U.S. dollar;

•
available pipeline and other transportation capacity;

•
the levels of oil and natural gas storage;

•
weather conditions and other natural disasters;

•
domestic and foreign tax policy;

•
domestic and foreign governmental approvals and regulatory requirements and conditions, including tighter emissions standards in the energy industry and proposed or existing tariffs;

•
the continued threat of terrorism and the impact of military and other action, including military action in the Middle East;

•
political or civil unrest in the United States or elsewhere, including the Russia-Ukraine war and the conflict in the Israel-Gaza region and related instability in the Middle East, including tensions with Iran and U.S. intervention in Venezuela;

•
technical advances affecting energy consumption, including resulting from artificial intelligence (“AI”);

•
the proximity and capacity of oil and natural gas pipelines and other transportation facilities;

•
the price and availability of alternative fuels;

•
the ability of oil and natural gas producers to raise equity capital and debt financing;

•
merger and divestiture activity among oil and natural gas producers; and

•
overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty.
The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.
We derive substantially all of our revenues from companies in the oil and natural gas E&P industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. We have experienced, and may in the future experience, significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, during 2025 and into early 2026, price volatility has continued and crude oil prices have generally declined. If such prices do not improve or decline further, E&P companies may reduce their capital budgets and drilling activity. This could result in a significant decline in demand for energy services and could adversely impact the prices we can charge for our services and impact the number of fleets that we are able to deploy. These factors have in the past materially and adversely affected our business, results of operations and financial condition and may do so in the future. In addition, a material portion of the service revenue we earn is based upon a charge for a relatively short period of time (for example, a day, a week or a month) for the actual period of time our service is provided to our customers. Across our businesses, we consider contracts with term length of twelve months or more to be long-term contracts. We occasionally obtain longer-term contractual arrangements for certain of our hydraulic fracturing services and our PROPWRSM business line typically contracts for services on a long-term basis.
Many of our power generation services involve long sales cycles.
The sales cycle for our power generation services, from initial contact with potential customers to the commencement of field deployment, may be lengthy. Customers generally consider a wide range of solutions before making a decision to contract for power generation services. Before a customer commits to a contract for power generation services, it often requires a significant technical review, assessment of competitive offerings and approval at a number of management levels within its organization. During the time our customers are evaluating our offerings, we may incur substantial sales and marketing, engineering and research and development expenses, which we may ultimately be unable to offset with recognized profits.
Our PROPWRSM business line exposes us to the significant risks and uncertainties associated with establishment of a new line of business, and such business line may not achieve the results we anticipate.
The mobile power business is developing and evolving rapidly, and we and others are seeking to procure equipment and enter into contracts with customers for the deployment of such equipment. Procurement of mobile power equipment requires that we make long lead-time commitments to purchase such equipment from the manufacturer and a corresponding increased capital expenditure commitment. Customer demand for our power equipment may be lower than we project, which could result in an inability or delay in deploying equipment, less growth in such business than we are projecting and reduced financial returns from such business. In addition, changes in customer demand or an excess supply of mobile power equipment could result in a supply and demand imbalance that depresses prices.
There are limited manufacturers of mobile power equipment, and we may experience delays or difficulties in procuring the specialized equipment required to support this business line. Such delays or difficulties in procuring equipment could be caused by increasing demand and orders by our competitors and limitations on the manufacturers’ ability to timely deliver such equipment. In addition, such equipment requires the expenditure of significant capital, much of which we have in the past and will in the future obtain through debt or other financing structures. Such financing may not be available at all or on attractive terms. In addition, financing the procurement of such equipment exposes us to the risks associated with greater financial leverage on our business. See “— Our indebtedness and liquidity needs could restrict our operations and adversely affect our financial condition.”
In addition, market prices for the products or services offered in this new business line may decline due to competitive pressures, technological changes or other factors, any of which would reduce our projected growth in the power business and our financial returns. The mobile power equipment we acquire could fail to meet customer expectations or become obsolete due to competition, such as from the installation of utility power, changing customer preferences or the introduction of new technologies. Additionally, our PROPWRSM business could fail to meet operational requirements in contracts with customers in the field. The failure of our PROPWRSM business to become established and grow as we are projecting for any of the foregoing reasons or for reasons we cannot currently anticipate, could materially and adversely affect our financial condition and results of operations.
The majority of our operations are located in the Permian Basin, making us vulnerable to risks associated with operating in one major geographic area.
Our operations are geographically concentrated in the Permian Basin. For the years ended December 31, 2024, 2023 and 2022, approximately 98.5%, 98.1% and 98.3%, respectively, of our revenues were attributable to our operations in the Permian Basin. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from or drilling and completions activity with respect to wells in the Permian Basin caused by weather, significant governmental regulation, processing or transportation capacity constraints, market limitations, curtailment of production or interruption of the processing or transportation of oil and natural gas produced from the wells in these areas. For example, winter weather conditions in January of 2026 across the Permian Basin have resulted in a multi-day suspension of substantially all of our operations, which may negatively impact our results of operations in the first quarter of 2026. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and natural gas producing areas such as the Permian Basin, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions. Due to the concentrated nature of our operations, we could experience any of the same conditions at the same time, resulting in a relatively greater impact on our revenue than they might have on other companies that have more geographically diverse operations.
Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.
A prolonged economic slowdown or recession in the United States, adverse events relating to the energy industry or regional, national and global economic conditions and factors, particularly a slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased exploration and development spending by our customers, decreased demand for oil and natural gas and decreased prices for oil and natural gas. For example, decreases in prices for oil and natural gas and/or our customers’ spending and activity levels could reduce the prices we receive for our services and impact the number of fleets that we are able to deploy, which would have an adverse effect on our revenue, cash flows, profitability and growth.
New technology may cause us to become less competitive.
The energy service industry is subject to the introduction of new drilling and completion techniques and services using new technologies, including AI, some of which may be subject to patent or other intellectual property protections. As competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. For example, many E&P companies, including our customers, are transitioning to a lower emissions operating environment and may require us to invest in equipment with lower emissions profiles. The transition to lower emissions equipment is capital intensive and could require us to convert all our conventional Tier II equipment to lower emissions equipment. If we are unable to quickly transition to lower emissions equipment, the demand for our services could be adversely impacted. Further, we may face competitive pressure to further develop, implement or acquire and deploy certain technology improvements at a substantial cost, such as additional FORCE® electric-powered hydraulic fracturing fleets. The cost of deploying additional FORCE® fleets may be substantially higher than anticipated, and we may not be able to successfully implement the technologies. In 2024, we recorded a property and equipment impairment charge of $188.6 million on our conventional Tier II Units because we determined that the marketability of our Tier II Units had declined due to decreasing customer demand for and related pricing pressures on such equipment, among other factors. In 2022, we recorded a property and equipment impairment charge of $57.5 million on our DuraStim® electric-powered equipment because the equipment did not meet our expectations. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and develop and implement new products on a timely basis or at an acceptable cost. We cannot be certain that we will be able to develop and implement new technologies or products on a timely basis or at an acceptable cost. Limits on our ability to develop, effectively use and implement new and emerging technologies could have a material adverse effect on our business, financial condition, prospects or results of operations.
Our operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, or at all, which could limit our ability to grow.
The energy service industry is capital intensive. In conducting our business and operations, we have made, and expect to continue to make, substantial capital expenditures, including capital expenditures to maintain our fleet and costs related to purchase options under certain leases. Our total capital expenditures incurred were approximately $133.4 million, $310.0 million and $365.3 million during the years ended December 31, 2024, 2023, and 2022. Moreover, our PROPWRSM business has required us to make substantial capital expenditures for new power generation units, and these expenditures are expected to increase as we order and deploy additional units, among other business related expenditures. Through December 31, 2025, we incurred approximately $280 – 282 million in capital expenditures, approximately $197 – 199 million of which was on our PROPWRSM business. We have historically financed capital expenditures primarily with funding from cash on hand, cash flow from operations, equipment and vendor financing and borrowings under our credit facility. Approximately $81 million of our PROPWRSM capital expenditures incurred through December 31, 2025 has been financed through vendor financing and we expect future capital expenditures for such equipment to be paid for through the proceeds from this offering, cash flow from operations, and to the extent necessary, additional indebtedness through vendor financing, finance lease arrangements, or other financing arrangements. We may be unable to generate sufficient cash from operations and other capital resources to maintain planned or future levels of capital expenditures which, among other things, may prevent us from acquiring new equipment (including power generation equipment or hydraulic fracturing equipment with a lower emissions profile) or properly maintaining our existing equipment. Any disruptions or volatility in the global financial markets may lead to an increase in interest rates or a contraction in credit availability impacting our ability to finance our operations. Our Borrowing Base (as defined below) was approximately $168 million as of December 31, 2025. If our customer activity levels decline in the future resulting in a decrease in our eligible accounts receivable, our Borrowing Base could decline. This could put us at a competitive disadvantage or interfere with our growth plans. Further, our actual capital expenditures incurred could exceed our capital expenditure budget. In the event our capital expenditure requirements at any time are greater than the amount of liquidity we have available, we could be required to seek additional sources of capital, which may include debt financing, joint venture partnerships, sales of assets, offerings of debt or equity securities or other means. We may not be able to obtain any such alternative source of capital. We may be required to curtail or eliminate contemplated activities. If we can obtain alternative sources of capital, the terms of such alternative may not be favorable to us. In particular, the terms of any debt financing may include covenants that significantly restrict our operations. Our inability to grow as planned may reduce our chances of maintaining and improving profitability.
Concerns over general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.
Concerns over global economic conditions, geopolitical issues (including the Russia-Ukraine war and conflicts in the Middle East, including tensions with Iran), public health crises, interest rates, inflation, the availability and cost of credit in the United States, foreign financial markets and potential changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatility in commodity prices, business and consumer confidence and unemployment rates, could precipitate an economic slowdown. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. In addition, there is currently significant uncertainty about the future relationship between the United States and various other countries, including changes arising as a result of the current presidential administration, with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. The historically unpredictable nature of oil and natural gas prices, and particularly the volatility over the past two years have caused a reduction in our customers’ spending and associated drilling and completion activities, which had and may continue to have an adverse effect on our revenue and cash flows. For example, decreases in commodity prices and/or our customers’ spending and activity levels could reduce the prices we receive for our services and impact the number of fleets that we are able to deploy, which would have an adverse effect on our revenue, cash flows, profitability and growth. If the economic climate in the United States or abroad deteriorates or remains uncertain, worldwide demand for petroleum products could diminish, which could impact the price at which oil, natural gas and natural gas liquids can be sold, which could affect the ability of our customers to continue operations and adversely impact our results of operations, liquidity and financial condition.
Our actual operating results could differ materially from the preliminary estimated results for the three months ended December 31, 2025 and the year ended December 31, 2025 included in this prospectus supplement.
We have included in this prospectus supplement certain preliminary estimated results for the three months ended December 31, 2025 and the year ended December 31, 2025. We caution you that our normal reporting processes have not been completed and our independent auditors have not reviewed or audited such estimates. These estimates are preliminary and inherently uncertain. Our consolidated financial statements for the year ended December 31, 2025 will not be available until this offering is completed and consequently, will not be available to you prior to investing in this offering. If through the review and audit process we or our independent auditors identify any adjustments (some of which may be material), our actual operating results may be materially and adversely different from our preliminary estimates. In light of the foregoing, investors are urged to put our preliminary estimates in context and not to place undue reliance upon them.
Changes in U.S. trade policy and the impact of tariffs and other trade measures may have a material adverse effect on our business and results of operations.
Our business and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the United States or other governments. For example, on March 12, 2025, the U.S. government imposed a 25% tariff on steel imports, and on April 2, 2025, the U.S. government announced a 10% tariff on product imports from almost all foreign countries and individualized higher tariffs on certain other countries. Additionally, tariffs have been placed on the import of certain materials. Several tariff announcements have been followed by announcements of limited exemptions and temporary pauses. These actions are unprecedented, have caused substantial uncertainty and volatility in financial markets and may result in retaliatory measures on U.S. goods.
Any imposition of or increase in tariffs on imports of steel or other materials, as well as corresponding price increases for such materials available domestically, could increase our material input costs and our costs to maintain our assets. It remains unclear to what extent, upon which countries, and upon which terms, tariffs may be levied. There remains uncertainty regarding the full scope of tariffs, if the tariffs will be increased, decreased or eliminated altogether, and to the extent that we are unable to pass all or any such cost increases on to our customers, such cost increases could adversely affect our returns on investment.
The imposition of further tariffs by the United States on a broader range of imports, or further retaliatory trade measures taken in response to additional tariffs or uncertainty regarding such potential impacts, could increase costs in our supply chain or reduce demand for our customers’ products, either of which could adversely affect our results of operations. The ultimate impact of these trade measures on our business operations and financial results is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures, and our ability to execute strategies to mitigate any negative impacts.
Our indebtedness and liquidity needs could restrict our operations and adversely affect our financial condition.
Our business is capital intensive and we are employing debt and other financing arrangements to fund many of our capital expenditures, particularly those associated with the expansion of our PROPWRSM business and the acquisition and deployment of our FORCE® electric fleets. For example, we are a party to the Caterpillar Equipment Loan Agreement (as defined below) and we entered into an Interim Funding Agreement and Master Lease Agreement with Stonebriar for the right, but not the obligation, to fund up to $350 million of purchases of power generator equipment and entered into an amendment to our ABL Credit Facility to increase the debt basket for capital leases, purchase money debt, and other similar financing facilities to $425 million. We expect the Caterpillar Equipment Loan Agreement, Interim Funding Agreement and Master Leasing Agreement to provide us with additional access to capital, if needed, to facilitate the growth of our PROPWRSM business line.
Our existing and future indebtedness, whether incurred to fund such capital expenditures or to fund acquisitions, operations or otherwise, may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:
•
increasing our vulnerability to general adverse economic and industry conditions;

•
the covenants that are contained in the agreements governing our indebtedness could limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•
our debt covenants could also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•
any failure to comply with the financial or other debt covenants, including covenants that impose requirements to maintain certain financial ratios, could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

•
our level of debt could impair our ability to obtain additional financing, or obtain additional financing on favorable terms in the future for working capital, capital expenditures, research and development efforts, potential strategic acquisitions or other general corporate purposes;

•
placing us at a competitive disadvantage relative to competitors that have less debt; and

•
our business may not generate sufficient cash flow from operations to enable us to meet our obligations under our indebtedness.

Furthermore, interest rates on future indebtedness could be higher than current levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt.
Restrictions in our ABL Credit Facility, our Caterpillar Equipment Loan Agreement and our Stonebriar Facility and any future financing agreements may limit our ability to finance future operations or capital needs or capitalize on potential acquisitions and other business opportunities.
The operating and financial restrictions and covenants in our credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our ABL Credit Facility restricts or limits our ability to:
•
grant liens;

•
incur additional indebtedness;

•
engage in a merger, consolidation or dissolution;

•
enter into transactions with affiliates;

•
sell or otherwise dispose of assets, businesses and operations;

•
materially alter the character of our business as currently conducted; and

•
make acquisitions, investments and capital expenditures.

Furthermore, our ABL Credit Facility contains certain other operating and financial covenants. Our ability to comply with the covenants and restrictions contained in the ABL Credit Facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our ABL Credit Facility, a significant portion of our indebtedness may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. Further, our borrowing base, as redetermined monthly, has a borrowing base of the sum of 85.0% to 90.0% of eligible accounts receivable and 80% of eligible unbilled accounts (up to a maximum of 25% of the borrowing base), in each case, depending on the credit ratings of our accounts receivable counterparties and subject to certain customer concentration limits, less customary reserves (the “Borrowing Base”). Changes to our operational activity levels or customer concentration levels have an impact on our total eligible accounts receivable, which could result in significant changes to our borrowing base and therefore our availability under our ABL Credit Facility. If our customer activity declines in the future, our borrowing base could decline. If our borrowing base is reduced below the amount of our outstanding borrowings, we will be required to repay the excess borrowings immediately on demand by the lenders. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our ABL Credit Facility or any new indebtedness could have similar or greater restrictions.
Our Master Loan and Security Agreement with Caterpillar Financial Services Corporation (the “Caterpillar Equipment Loan Agreement”) also contains certain operating and financial covenants. Our ability to comply with such covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions or covenants in our Caterpillar Equipment Loan Agreement, a significant portion of our indebtedness may become immediately due and payable, our lender’s commitments to make further loans to us may terminate and our lender will be able to foreclose on the equipment that was financed through the Caterpillar Equipment Loan Agreement. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our Caterpillar Equipment Loan Agreement or any new financing agreements could have similar or greater restrictions. The Stonebriar Facility contains restrictions similar to those set forth in the Caterpillar Equipment Loan Agreement, and if we violate those restrictions Stonebriar would be entitled to accelerate required lease payments and obtain control over the lease equipment, among other remedies.
We may record losses or impairment charges related to goodwill and long-lived assets including intangible assets.
Changes in future market conditions and prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses in our results of operations. These events could result in the recognition of impairment charges or losses from asset sales that negatively impact our financial results. Significant impairment charges or losses from asset sales as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods. For example, in 2024, we recorded property and equipment impairment charges of $188.6 million in connection with our Tier II Units and $23.6 million in connection with the goodwill in our wireline operating segment. In 2022, we recorded property and equipment impairment charges of $57.5 million in connection with our DuraStim® electric powered hydraulic fracturing equipment. If oil and natural gas prices trade at depressed price levels, and our equipment remains idle or under-utilized, the estimated fair value of such equipment may decline, which will result in additional impairment expense in the future.
Our operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas and mobile power generation industries, for which we may not be adequately insured and which could cause us to lose customers and substantial revenue.
Our operations are exposed to the risks inherent to our industry, such as equipment defects, vehicle accidents, worksite injuries to our or third-party personnel, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards, such as oil spills and releases of, and exposure to, hazardous substances. For example, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including hydrochloric acid and other chemical additives. In addition, our operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods, other adverse weather conditions and earthquakes. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigations and penalties or other damage resulting in curtailment or suspension of our operations or the loss of customers. For example, in January 2025, we experienced an accident at a customer site that resulted in one fatality and injured two others, which temporarily halted operations and resulted in our being issued a citation by the Occupational Safety and Health Administration. The cost of managing such risks may be significant. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues.
Our insurance may not be adequate to cover all losses or liabilities we may suffer. We are also self-insured up to $10 million per occurrence for certain losses. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition, sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position.
Since hydraulic fracturing activities are part of our operations, they are covered by our insurance against claims made for bodily injury, property damage and cleanup costs stemming from a sudden and accidental pollution event. However, we may not have coverage if we are unaware of the pollution event and unable to report the “occurrence” to our insurance company within the time frame required under our insurance policy. In addition, these policies do not provide coverage for all liabilities, and the insurance coverage may not be adequate to cover claims that may arise, or we may not be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.
A terrorist attack, armed conflict or political or civil unrest could harm our business.
Terrorist activities, anti-terrorist efforts, other armed conflicts and political or civil unrest, including the Russia-Ukraine war and conflicts in the Middle East, could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants, refineries or transportation facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas and power generation, which, in turn, could also reduce the demand for our services. Terrorist activities, the threat of potential terrorist activities, political or civil unrest and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.
We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.
Outside of our mobile power business, we operate with most of our customers under master service agreements (“MSAs”). We endeavor to allocate potential liabilities and risks between the parties in the MSAs. Generally, under our MSAs, including those relating to our hydraulic fracturing services, we assume responsibility for, including control and removal of, pollution or contamination which originates above surface and originates from our equipment or services. In our power business, we typically operate under power purchase agreements or power-as-a-service agreements and these agreements typically have liability allocation provisions that are similar to our MSAs. Our customer assumes responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our hydraulic fracturing operations, their employees are injured or their properties are damaged by such operations, unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in us being named as a defendant in lawsuits asserting large claims. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operation.
We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.
Our and our customers’ businesses have become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and process and record operational and accounting data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased.
The frequency and magnitude of cybersecurity attacks is increasing and attackers have become more sophisticated. Cybersecurity attacks are similarly evolving and include without limitation use of malicious software, surveillance, credential stuffing, spear phishing, social engineering, use of deepfakes (i.e., highly realistic synthetic media generated by AI), attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. We may be unable to anticipate, detect or prevent future attacks, particularly as the methodologies used by attackers change frequently or are not identifiable until deployed. We may also be unable to investigate or remediate incidents as attackers are increasingly using techniques and tools designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.
The U.S. government has issued public warnings indicating that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary information, personal information and other data, or other disruption of our business operations. In addition, certain cyber incidents, such as unauthorized surveillance, may remain undetected for an extended period. Our systems and insurance coverage (if any) for protecting against cyber security risks, including cyberattacks, may not be sufficient and may not protect against or cover all of the losses (including potential reputational loss) we may experience as a result of the realization of such risks. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate the effects of cyber incidents.
We utilize technologies, controls and procedures, as well as internal staff and external service providers to protect our systems and data, to identify and remediate vulnerabilities and to monitor and respond to threats. However, there can be no assurance that such measures will be sufficient to prevent security breaches from occurring. No security measure is infallible. If we or the third parties with whom we interact were to experience a successful attack, the potential consequences to our business, workforce and the communities in which we operate could be significant, including financial losses, regulatory fines, loss of business, an inability to settle transactions or maintain operations, litigation costs, remediation costs, disruptions related to investigation, and significant damage to our reputation.
We may pursue acquisitions, internal expansions or other strategic transactions, and our failure to properly plan and manage such growth may adversely affect our performance.
We have completed and may in the future pursue, asset acquisitions, acquisitions of businesses or other strategic transactions. We have internally expanded and may in the future expand into new lines of business, such as our new PROPWRSM business. Any acquisition of assets or businesses, expansion into new lines of business or other strategic transactions involves potential risks, including the failure to realize expected profitability, growth or accretion; environmental or regulatory compliance matters or liability; title or permit issues; the incurrence of significant charges, such as impairment of goodwill, property and equipment or intangible assets or restructuring charges; and the incurrence of unanticipated liabilities and costs for which indemnification is unavailable or inadequate. The process of upgrading acquired assets to our specifications and integrating acquired assets or businesses may also involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources and may divert management’s attention from existing operations or other priorities. For example, since 2022, we acquired Silvertip Completion Services Operating, LLC and Aqua Prop, LLC and the assets and operations of Par Five Energy Services LLC, which required fully integrating all parts of the acquired business into our operations.
We must plan and manage any acquisitions, expansions or other strategic transactions effectively to achieve revenue growth and maintain profitability in our evolving market. Any failure to manage acquisitions, expansions or other strategic transactions effectively or integrate acquired assets or businesses into our existing operations successfully, or to realize the expected benefits from such transactions or minimize any unforeseen operational difficulties, could have a material adverse effect on our business, financial condition, prospects or results of operations.
We may be adversely affected by the effects of inflation.
The U.S. inflation rate steadily increased in 2022 before decreasing to a moderate level in 2023 through 2025 thus far. Inflation in wages, materials, parts, equipment and other costs has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products and services. In addition, the existence of inflation in the economy has the potential to result in higher interest rates, which could result in higher borrowing costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. Sustained levels of high inflation have likewise caused the U.S. Federal Reserve and other central banks to increase interest rates in 2023 followed by decreases in 2024 and 2025, and the U.S. Federal Reserve may maintain high benchmark interest rates throughout 2026 in an effort to curb inflationary pressure on the costs of goods and services across the U.S., which could have the effects of raising the cost of capital and depressing economic growth, either of which — or the combination thereof — could hurt the financial and operating results of our business. To the extent elevated inflation remains, and as a result potential changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, we may experience further cost increases for our operations, including labor costs and equipment. We cannot predict any future trends in the rate of inflation and a significant increase in inflation, to the extent we are unable to timely pass-through the cost increases to our customers, would negatively impact our business, financial condition and results of operations.
Risks Related to Customers, Suppliers and Competition
Reliance upon a few large customers may adversely affect our revenue and operating results.
The majority of our revenue is generated from our hydraulic fracturing services. Due to the large percentage of our revenue historically derived from our hydraulic fracturing services with recurring customers and the limited availability of our fracturing units, we have had some degree of customer concentration. Our top ten customers represented approximately 75.3%, 85.5% and 91.2% of our consolidated revenue for the years ended December 31, 2024, 2023 and 2022, respectively. It is likely that we will depend on a relatively small number of customers for a significant portion of our revenue in the future. If we cease to do work for a customer, our operating results and financial condition would be adversely affected unless we successfully redeploy the equipment working for such customer with other customers. Our inability to redeploy our equipment at similar utilization or pricing levels could have an adverse effect on our business until the equipment is redeployed at similar utilization or pricing levels. Similarly, if a major customer fails to pay us, our revenue would be impacted and our operating results and financial condition could be harmed. XTO Energy Inc., a wholly owned subsidiary of Exxon Mobil Corporation (“XTO Energy”), Permian Resources and EOG Resources accounted for 19.7%, 14.9% and 10.6%, respectively, of our revenue for the year ended December 31, 2024. Our two fleets that currently perform services for XTO Energy are governed by an agreement that will expire in approximately late 2026. At this time, we do not expect such agreement to be renewed or extended and, if we are not able to procure additional work from XTO Energy, we will be required to seek to redeploy the equipment associated with the affected fleets with other customers, exposing us to the risks described above associated with a delay or inability to redeploy our equipment.
Finally, there have been many recent mergers and acquisitions in the oil and gas industry. Mergers and acquisitions involving our customers could negatively impact our future business with them or positively impact our business by providing us access to potential new customers.
We face significant competition that may cause us to lose market share, and competition in our industry has intensified as a result of customer consolidation and industry downturns.
The energy service industry is highly competitive and has relatively few barriers to entry. The principal competitive factors impacting sales of our services are price, reputation and technical expertise, equipment and service quality and health and safety standards. The market is also fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, as well as several large companies that possess substantially greater financial and other resources than we do. Our larger competitors’ greater resources could allow those competitors to compete more effectively than we can. For instance, our larger competitors may offer services at below-market prices or bundle ancillary services at no additional cost to our customers. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, we compete with several smaller companies capable of competing effectively on a regional or local basis.
Some jobs are awarded on a bid basis, which further increases competition based on price. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by tighter emissions standards in the energy industry and mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. As a result of competition, we may lose customers or customer work and lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. The amount of equipment available may exceed demand, which could result in active price competition. In addition, from time to time, our customers and potential customers acquire equipment and utilize their own personnel to perform services similar or equivalent to the services we offer. Any increase in the development and utilization of such in-house services by our customers or potential customers could decrease the demand for our service and have a material adverse impact on our business.
Pressure on pricing for our services resulting from the industry downturn has impacted, and may continue to impact, our ability to maintain utilization and pricing for our services or implement price increases. During periods of declining pricing for our services, we may not be able to reduce our costs accordingly, which could further adversely affect our results of operations. Also, we may not be able to successfully increase prices without adversely affecting our utilization levels. The inability to maintain our utilization and pricing levels, or to increase our prices as costs increase, could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, competition among energy service and equipment providers is affected by each provider’s reputation for safety and quality. We cannot assure that we will be able to maintain our competitive position.
We expect to face significant competition in the future as the mobile and modular power industry evolves.
The power generation industry is evolving rapidly, driven by increased demand from numerous end-markets, including those in the data center, industrial, utility and energy businesses. As a result, increased competition from within the mobile and modular power industry can likely be expected to occur. Should this materialize, the portion of the total addressable market that we could capture with our power generation services could be lower than expected, which could translate to lower than expected revenues which in turn could have a material adverse effect on our business, financial condition and results of operations.
Our customers may not continue to outsource their power generation needs.
Our customers have a wide range of applications and equipment to address power generation needs. As a result of the significant resources and expertise required to develop these systems, certain of these customers have chosen to outsource the provision of power generation to us. To a significant extent, we will depend on customers continuing to outsource their power generation needs. Customers may not continue to outsource as much or any of their power generation needs in the future or may seek alternative solutions.
We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our business, results of operations and financial condition.
We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or experience unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the production could have a material adverse effect on our business, results of operations and financial condition. In weak economic environments, we may experience increased delays and failures to pay due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets or other sources of capital. The unpredictable nature of oil and gas prices in recent years and other factors may have negatively impacted the financial condition and liquidity of some of our customers, and future declines or continued volatility could impact their ability to meet their financial obligations to us. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, results of operations, and financial condition.
Our business depends upon the ability to obtain specialized equipment, parts and key raw materials, including power generation assets, balance of plant components, power distribution equipment and associated ancillary equipment, from third-party suppliers. We may be vulnerable to supply chain disruptions, delayed deliveries and future price increases, which could adversely impact our ability to provide our services.
We purchase specialized equipment, parts and raw materials (including, for example, power generation assets, balance of plant components, power distribution equipment, gas processing equipment and associated ancillary equipment) from third party suppliers and affiliates. In some cases, our customers, particularly customers for our hydraulic fracturing services, are responsible for supplying necessary raw materials (including frac sand), parts and/or equipment. Our power generation business, and the power generation industry in general, is especially dependent upon foreign supply chains and rare earth minerals as raw materials for power generation assets. Our suppliers use multiple forms of transportation to bring their products to market, including truck, ocean and air-cargo shipments. At times during the business cycle, there is a high demand for hydraulic fracturing, power generation and other energy services and extended lead times to obtain equipment and raw materials needed to provide these services. For example, in 2021 and 2022, there was significant disruption in supply chains around the world caused by the COVID-19 pandemic that impacted our operations. In addition, the ongoing war in Ukraine and the Middle East, and related international sanctions and restrictions have impacted supply chains and in some cases, global shipping routes. Should our current suppliers (or our customers’ suppliers where applicable) be unable or unwilling to provide the necessary equipment, parts or raw materials or otherwise fail to deliver the products timely and/or in the quantities required, whether as a result of a disruption to the timely supply of raw materials, parts and finished goods or increases in the cost of transportation services (including due to general inflationary pressures, potential or increased tariffs, cost of fuel and labor, labor disputes, governmental regulation or restrictions), any resulting delays in the provision of our services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, future price increases (including as a result of potential or increased tariffs) for this type of specialized equipment, parts and raw materials could negatively impact our ability to purchase new equipment, including new power generation assets, to update or expand our existing fleets, to timely repair equipment in our existing fleets or meet the current demands of our customers.
We may be required to pay fees to certain of our sand suppliers based on minimum volumes under long-term contracts regardless of actual volumes received.
We enter into purchase agreements with our sand suppliers to secure supply of sand in the normal course of our business. The agreements with the sand suppliers typically require that we purchase minimum volumes of sand, based primarily on a certain percentage of our sand requirements from our customers or in certain situations based on predetermined fixed minimum volumes, otherwise certain penalties (shortfall fees) may be charged. The shortfall fee represents liquidated damages and is either a fixed percentage of the purchase price for the minimum volumes or a fixed price per ton of unpurchased volumes. Our existing agreements with the sand suppliers expire on May 31, 2029.
We may be unable to adapt our power generation technologies to meet increasing customer needs and power loads, which could result in increased downtime of our power generation offering and disruptions to the power supply to our customers.
Demand for power has continued to significantly outpace available power generation supply from the grid, with the oil and natural gas industry requiring increasing amounts of power, as an example, exceeding existing generation capacity, requiring additional transmission and distribution infrastructure and straining aging power grids. Further, the expanding use of AI has led to additional demand for electricity as a result of the expansion of existing data centers and plans for new data centers that support AI.
As we expand our power generation services, our current offering may not be able to effectively manage future power loads or otherwise satisfy evolving customer service demands, which could result in potential downtimes and disruptions for our customers and may lead to reputational damage and loss of customers. In addition, we are typically required to commit and install more generating capacity than is required under our power supply contracts in order to meet the reliability standards under those contracts, which increases the capital cost to us of the installed equipment. If we are unable to adapt our power generation technologies to meet future demand and customer needs as they evolve, or otherwise unable to meet their reliability requirements, our business and operating results may be adversely effected.
Distributed power generation services in some applications compete with access to the grid.
Distributed power generation services are an alternative for customers to consider when grid access is unavailable, costly or delayed. Our distributed power generation services offering could be affected in the event that large-scale utility projects are completed and the associated transmission and distribution networks are established. In this case, customers may only use our service offering as backup power or bridge power until line power is received.
Risks Related to Employees
We rely on a few key employees whose absence or loss could adversely affect our business.
Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team, such as our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Chief Commercial Officer and General Counsel could disrupt our operations. We do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.
If we are unable to employ a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.
The delivery of our services requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the energy service industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a less challenging work environment at wage rates that are competitive. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled workers. As a result of the physical nature of our operations, we have experienced difficulties in attracting and retaining skilled workers. If demand for our services increases, we may experience difficulty in hiring or re-hiring skilled and unskilled workers in the future to meet that demand. At times, the demand for skilled workers in our geographic areas of operations is high, and the supply is limited. As a result, competition for experienced energy service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. Furthermore, if we are unable to adjust wages to account for rapidly rising inflationary cost, there could be a reduction in the available skilled labor force we could attract or retain. If any of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.
Risks Related to Regulatory Matters
We are subject to environmental laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on our results of operations, financial position or cash flows.
The nature of our operations, including the handling, storing, transporting and disposing of a variety of fluids and substances, including hydraulic fracturing fluids, which can contain substances such as hydrochloric acid, and other regulated substances, air emissions, urea and ammonia, glycol, oil and coolant, consumables and wastewater discharges exposes us to some risks of environmental liability, including the release of pollutants from oil and natural gas wells and associated equipment to the environment, emissions or releases from our power generating equipment including air emissions, consumables which require disposal and contribute to waste storage with little to not recyclability, and potential spills from gas processing equipment. The cost of compliance with these laws can be significant. Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair our ability to conduct our operations. Such liability is commonly on a strict, joint and several liability basis, without regard to fault. Liability may be imposed as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Neighboring landowners and other third parties may file claims against us for personal injury or property damage allegedly caused by the release of pollutants into the environment.
Environmental laws and regulations have changed in the past, and they may change in the future and become more stringent. Separately, current and future claims and liabilities may have a material adverse effect on us because of potential adverse outcomes, defense costs, diversion of management resources, unavailability of insurance coverage and other factors. The ultimate costs of these liabilities are difficult to determine and may exceed any reserves we may have established. If existing environmental requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.
Our and our customers’ operations are subject to a series of risks arising out of the threat of climate change that could result in increased operating costs, limit the areas in which oil and natural gas production may occur, and reduce demand for the products and services we provide.
Our operations as well as the operations of our oil and natural gas E&P customers are subject to a series of regulatory, political, litigation, and financial risks associated with the production and processing of fossil fuels and, relatedly, emission of greenhouse gas (“GHG”). The Inflation Reduction Act of 2022 (“IRA 2022”), signed into law in August 2022, imposes the first ever federal fee on the emission of GHG through a methane emissions charge. The IRA 2022 amends the federal Clean Air Act (“CAA”) to impose a fee on the emission of methane from sources required to report their GHG emissions to the U.S. Environmental Protection Agency (“EPA”), including those sources in the offshore and onshore petroleum and natural gas production and gathering and boosting source categories. The methane emissions charge began in calendar year 2024 at $900 per ton of methane, increased to $1,200 in 2025, and is set at $1,500 for 2026 and each year after. Calculation of the fee is based on certain thresholds established in the IRA 2022. In November 2024, the EPA promulgated a rule implementing the methane emissions fee, although in February 2025, Congress voted to eliminate the rule under the Congressional Review Act. Additionally, in the One Big Beautiful Bill Act, Congress delayed the implementation of the methane emissions charge until 2034. While the EPA cannot reissue its rule implementing the methane emissions fee (either in substantially the same form or in a new rule), the underlying requirement in the IRA 2022 remains unchanged. Notwithstanding these developments, compliance with the methane emissions charge could increase our customers’ operating costs and adversely affect their businesses, thereby reducing demand for our services.
Following the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the CAA, the EPA previously adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, implement New Source Performance Standards directing the reduction of certain pollutants from certain new, modified, or reconstructed facilities in the oil and natural gas sector, and together with the U.S. Department of Transportation (“DOT”), implement GHG emissions limits on vehicles manufactured for operation in the United States. In December 2023, the EPA finalized a rule that established OOOOb more stringent new source and OOOOc first-time existing source standards of performance for methane and volatile organic compound emissions for oil and gas facilities. The current EPA has announced numerous proposals and initiatives to repeal many of these climate-change related rulemakings, and the EPA has extended compliance deadlines for the OOOOb and OOOOc requirements pending further reconsideration of the rules. Litigation challenging EPA’s interim final rule extending such compliance deadlines for new and existing oil and gas sources remain pending. Additionally, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas such as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions.
Litigation risks have also increased as a number of parties seek to bring suit against certain oil and natural gas companies operating in the United States in state or federal court, alleging among other things, that such companies created public nuisances by producing fuels that contributed to climate change or that such companies have been aware of the adverse effects of climate change but failed to adequately disclose those impacts to their investors or customers.
Financial risks have also increased for companies in the fossil fuel sector as certain shareholders currently invested in fossil-fuel energy companies and concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies although this trend has waned recently and several high-profile banks and institutional investors have withdrawn from various associations that aim to limit financing of industries that emit significant GHG emissions. Any limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities. Relatedly, various countries, the European Union and certain states, such as California, have enacted or are otherwise considering disclosure requirements for certain climate-related risks. Enhanced climate-related disclosure requirements could increase our operating costs and lead to reputational or other harm with customers, regulators, or other stakeholders to the extent our disclosures do not meet their own standards or expectations. Consequently, we are also exposed to increased litigation risks relating to alleged climate-related damages resulting from our operations, statements alleged to have been made by us or others in our industry regarding climate change risks, or in connection with any future disclosures we may make regarding reported emissions, particularly given the inherent uncertainties and estimation required with respect to calculating and reporting GHG emissions. We also cannot predict how financial institutions and investors might consider any information disclosed under any such requirements when making investment decisions, and as a result it is possible that we could face increases with respect to the costs of, or restrictions imposed on, our access to capital.
Climate change may result in various physical risks, such as the increased frequency or intensity of extreme weather events or changes in the meteorological and hydrological patterns, that could adversely impact us, our customers’ and our suppliers’ operations. Such physical risks may result in damage to our customers’ facilities or otherwise adversely impact our operations, such as if facilities are subject to water use curtailments in response to drought, or demand for our customers’ products, such as to the extent warmer winters reduce the demand for energy for heating purposes, which may ultimately reduce demand for the products and services we provide. Such physical risks may also impact our suppliers, which may adversely affect our ability to provide our products and services. Extreme weather conditions can interfere with our operations and increase our costs, and damage resulting from extreme weather may not be fully insured.
Federal and state legislative and regulatory changes relating to air permits could result in increased costs and additional operating restrictions or delays.
Our power generation equipment requires us to obtain air permits and we have assumed responsibility in obtaining such permits in some of our agreements. We believe obtaining air permits has been a competitive advantage. If the rules or regulations change that negatively affect our ability to obtain such permits or increase our costs, it could adversely impact our business.
Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.
Our hydraulic fracturing operations are a significant component of our business, and it is an important and common practice that is used to stimulate production of hydrocarbons, particularly oil and natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has previously issued a series of rules under the CAA that establish new emission control requirements for emissions of volatile organic compounds and methane from certain oil and natural gas production and natural gas processing operations and equipment. Additionally, in April and May 2024, the U.S. Bureau of Land Management (“BLM”) finalized two rules increasing royalty rates, rentals, and minimum bids, and updating the agency’s interpretation of its mandate that conservation is a use of federal land on par with mineral extraction and other uses (“Public Lands Rule”). In September 2025, the U.S. Department of the Interior announced its proposal to rescind the Public Lands Rule. Further, in May 2025, the BLM announced a policy designed to expedite the oil and gas leasing process on public lands. Further, legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, have been proposed in previous sessions of Congress. Several states and local jurisdictions in which we or our customers operate also have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids.
Federal and state governments have also investigated whether the disposal of produced water into underground injection wells has caused increased seismic activity in certain areas. In response to concerns regarding induced seismicity, regulators in some states, including Oklahoma and Texas, have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example the Texas Railroad Commission (“TRRC”) has adopted rules restricting injection well operations following seismic activity exceeding a certain magnitude, and, in September 2021, issued a notice to disposal well operators in the Gardendale Seismic Response Area near Midland, Texas to reduce daily injection volumes following multiple earthquakes above a 3.5 magnitude over an 18 month period and provide data to TRRC. Subsequently, the TRRC ordered the indefinite suspension of all deep oil and gas produced water injection wells in the area, effective December 31, 2021. The Gardendale Seismic Response area has since been expanded in response to an additional earthquake in December 2022, covering 17 additional wells. In December 2023, a further 23 deep disposal well permits were suspended in the Northern Culberson-Reeves Seismic Response Area. While we cannot predict the ultimate outcome of these actions, any action that temporarily or permanently restricts the availability of disposal capacity for produced water or other oilfield fluids may increase our customers’ costs or require them to suspend operations, which may adversely impact demand for our products and services.
Increased regulation of hydraulic fracturing and related activities could subject us and our customers to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, and plugging and abandonment requirements. New requirements could result in increased operational costs for us and our customers, and reduce the demand for our services.
Increasing trucking regulations may increase our costs and negatively impact our results of operations.
In connection with our business operations, including the transportation and relocation of our hydraulic fracturing and power generation equipment and shipment of frac sand, we operate trucks and other heavy equipment. As such, we operate as a motor carrier in providing certain of our services and therefore are subject to regulation by the DOT and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing, insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials. Our trucking operations are subject to possible regulatory and legislative changes that may increase our costs. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard black box recorder device requirements or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Matters such as the weight and dimensions of equipment are also subject to federal and state regulations. From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.
Certain motor vehicle operators require registration with the DOT. This registration requires an acceptable operating record. The DOT periodically conducts compliance reviews and may revoke registration privileges based on certain safety performance criteria that could result in a suspension of operations.
Increased attention to sustainability matters, conservation measures, commercial development and technological advances could reduce demand for oil and natural gas, power generation and our services.
Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, increased attention to climate change and other sustainability-related matters, and technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for energy services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.
While we may create and publish voluntary disclosures regarding sustainability-related matters from time to time, certain statements in those voluntary disclosures may be based on expectations and assumptions or hypothetical scenarios that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions or hypothetical scenarios are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established approach to identifying, measuring and reporting on many sustainability matters. Additionally, we may announce various targets or product and service offerings in an attempt to improve our sustainability profile. However, such targets are often aspirational and we cannot guarantee that we will be able to meet any such targets or that such targets or offerings will have the intended results on our sustainability profile, including but not limited to as a result of unforeseen costs, consequences or technical difficulties associated with such targets or offerings.
Also, despite any voluntary actions, we may receive pressure from certain investors, lenders or other groups to adopt more aggressive climate or other sustainability-related goals or policies, but we cannot guarantee that we will be able to pursue or implement such goals because of potential costs or technical or operational obstacles.
Additionally, certain statements or initiatives with respect to sustainability-related matters that we may pursue or assert are increasingly subject to heightened scrutiny from the public and governmental authorities, as well as other parties. For example, certain regulators, such as the SEC and various state agencies, as well as nongovernmental organizations and other private actors have filed lawsuits under various securities and consumer protection laws alleging that certain sustainability statements, goals or standards were misleading, false or otherwise deceptive (also known as “greenwashing” — the process of conveying misleading information or making false claims that overstate potential sustainability benefits). Additionally, certain employment practices and social initiatives are the subject of scrutiny by both those calling for the continued advancement of such policies, as well as those who believe they should be curbed, including government actors, and the complex regulatory and legal frameworks applicable to such initiatives continue to evolve. More recent political developments could mean that we face increasing criticism or litigation risks from certain “anti-ESG” parties, including various governmental agencies. Such sentiment may focus on our environmental commitments (such as reducing GHG emissions) or our pursuit of certain employment practices or social initiatives that are alleged to be political or polarizing in nature or are alleged to violate laws based, in part, on changing priorities of, or interpretations by, federal agencies or state governments. As a result, we may be subject to pressure in the media or through other means, such as governmental investigations, enforcement actions, or other proceedings, all of which could adversely affect our reputation, business, financial performance, market access and growth. Accordingly, there may be increased costs related to reviewing, implementing and managing such policies, as well as compliance and litigation risks based both on positions we do or do not take, or work we do or do not perform.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to sustainability matters. Such ratings are used by some investors to inform their investment and voting decisions. While such ratings do not impact all investors’ investment or voting decisions, unfavorable sustainability ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. Additionally, to the extent sustainability matters negatively impact our reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely affect our operations.
Furthermore, employment practices and social initiatives are also the subject of scrutiny by stakeholders, federal agencies, state governments, regulators and other third-parties. The complex regulatory and legal frameworks applicable to such initiatives continue to evolve. We cannot be certain of the impact of such regulatory, legal and other developments on our business. To the extent any enforcement actions or other litigation is brought against us as a result of emerging viewpoints and legal interpretations, our business, financial condition and access to financing may be materially and adversely affected.
Certain of our completion services, particularly our hydraulic fracturing services, are substantially dependent on the availability of water. Restrictions on our or our customers’ ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.
Water is an essential component of unconventional shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Over the past several years, certain of the areas in which we and our customers operate have experienced extreme drought conditions and competition for water in such areas is growing. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states require E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. Generally, our water requirements are met by our customers from sources on or near their sites, but there is no assurance that our customers will be able to obtain a sufficient supply of water from sources in these areas. Our or our customers’ inability to obtain water from local sources or to effectively utilize flowback water could have an adverse effect on our financial condition, results of operations and cash flows.
Certain aspects of our power generation services business are dependent on the availability of specific resources. Inability to obtain those resources could adversely impact our business.
Several resources are essential components of certain aspects of our power generation services business. For example, water and ammonia fluids are essential to reciprocating engines and turbines, respectively, which are utilized in exhaust systems to meet emissions regulations. Glycol, which is utilized for gas processing equipment, is a consumable fluid used in heating baths, which regulate temperatures of other fluids used in power generation equipment, helping to ensure performance and uptime. The inability to obtain these and other key resources in the future could result in decreased performance or inability to perform our services and meet our obligations to our customers, which would adversely impact our business and results of operations.
Risks Related to our Tax Matters
Our ability to use our net operating loss carryforwards may be limited.
As of December 31, 2024, we had approximately $186.1 million of U.S. federal net operating loss carryforwards (“NOLs”), all of which can be carried forward indefinitely. As of December 31, 2024, our state NOLs were approximately $42.8 million and will begin to expire in 2030.

Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), generally imposes an annual limitation on the amount of taxable income that may be offset by U.S. federal NOLs when a corporation has undergone an “ownership change” (as determined under Section 382). Generally, a change of more than 50% in the ownership of a corporation’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. Any unused annual limitation may, subject to certain limitations, be carried over to later years. We may experience ownership changes in the future as a result of shifts in our stock ownership, including shifts related to this offering, which may result in an annual limitation under Section 382, determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in Section 382, and which may be increased under certain circumstances as a result of recognizing built-in gains in our assets existing at the time of the ownership change. Similar provisions of state tax law may also apply to limit our use of accumulated state NOLs. The limitations arising from ownership changes may prevent utilization of our NOLs prior to their expiration. Future ownership changes or regulatory changes could further limit our ability to utilize our NOLs. To the extent we are not able to offset our future income with our NOLs, this could adversely affect our operating results and cash flows.
Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect our operating results and cash flows.
We are subject to various complex and evolving U.S. federal, state and local tax laws. U.S. federal, state and local tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, in each case, possibly with retroactive effect. Any significant variance in our interpretation of current tax laws or a successful challenge of one or more of our tax positions by the Internal Revenue Service or other tax authorities could increase our future tax liabilities and adversely affect our operating results and cash flows.
Risks Inherent to an Investment in our Common Stock
We are subject to certain requirements of Section 404. If we or our auditors identify and report material weaknesses in internal control over financial reporting, our investors may lose confidence in our reported information and our stock price may be negatively affected.
We are required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act (“Section 404”), which requires that we document and test our internal control over financial reporting and issue our management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm issue an attestation report on such internal control.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we or our auditors identify and report material weaknesses in internal controls over financial reporting or if we fail to maintain an effective system of internal controls, such instances may result in material misstatements of our financial statements, cause us to fail to meet our reporting obligations, investors may lose confidence in our financial reporting, and our stock price may decline as a result.
Certain provisions of our certificate of incorporation, and bylaws, as well as Delaware law, may discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.
Our certificate of incorporation authorizes our board of directors (the “Board”) to issue preferred stock without shareholder approval. If our Board elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:
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limitations on the removal of directors;

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limitations on the ability of our shareholders to call special meetings;

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advance notice provisions for shareholder proposals and nominations for elections to the Board to be acted upon at meetings of shareholders;

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providing that the Board is expressly authorized to adopt, or to alter or repeal our bylaws; and

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establishing advance notice and certain information requirements for nominations for election to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings.

Our business could be negatively affected as a result of the actions of activist shareholders.
Publicly traded companies have increasingly become subject to campaigns by investors seeking to increase shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases, sales of assets or even sale of the entire company. Given our shareholder composition and other factors, it is possible such shareholders or future activist shareholders may attempt to effect such changes or acquire control over us. Responding to proxy contests and other actions by such activist shareholders or others in the future would be costly and time-consuming, disrupt our operations and divert the attention of our Board and senior management from the pursuit of business strategies, which could adversely affect our results of operations and financial condition. Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or changes to the composition of the Board may lead to the perception of a change in the direction of our business, instability or lack of continuity which may be exploited by our competitors, cause concern to our current or potential customers, and make it more difficult to attract and retain qualified personnel. If customers choose to delay, defer or reduce transactions with us or transact with our competitors instead of us because of any such issues, then our business, financial condition, revenues, results of operations and cash flows could be adversely affected.
Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to pursue actions in another judicial forum for disputes with us or our directors, officers, employees or agents.
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.
The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable, including with respect to claims arising under the U.S. federal securities laws.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation regarding exclusive forum. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
The market price of our common stock is subject to volatility, and you may not be able to resell shares of your common stock at or above the price you paid.
The stock markets in general, and particularly in the past year, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result, the market price of our common stock could be subject to wide fluctuations in response to, and the level of trading of our common stock may be affected by, numerous factors, many of which are beyond our control. These factors include, among other things, our limited trading volume, the concentration of holdings or our common stock, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases, announcements or events that impact our products, customers, competitors or markets, business conditions in our markets and the general state of the securities markets, volatility in oil and gas prices and the market for energy-related stocks, as well as general economic and market conditions and other factors that may affect our future results, including those described herein. Significant sales of our common stock, or the expectation of these sales, by significant shareholders, officers or directors could materially and adversely affect the market price of our common stock.
Additionally, volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price at which you purchased the stock. As a result, you may suffer a loss on your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock and may dilute your ownership in the Company.
We are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent a right to receive, common stock. In addition, we may issue common stock as consideration in future mergers and acquisitions, as we did in the acquisition of Silvertip Completion Services Operating, LLC. Any issuance of additional shares of our common stock or convertible securities will dilute the ownership interest of our common stockholders. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.
We are party to a registration rights agreement with a subsidiary of Exxon Mobil Corporation which owns approximately 16% of our common stock, prior to giving effect to this offering. That agreement requires us to effect the registration of its shares of common stock in certain circumstances. Any sales of shares of our common stock by such holder, or expectations thereof, could similarly have the effect of depressing the market price for our common stock.
There can be no assurance that we will purchase all the shares authorized under our share repurchase program or that such program will enhance the long-term value of our share price.
In May 2025, our Board approved a further extension of the share repurchase program previously authorized on May 17, 2023. As so extended, the program permits the repurchase of up to $200 million of the Company’s common stock through December 31, 2026. There is no obligation for us to continue to repurchase or to repurchase any specific dollar amount of stock and the program may be suspended, modified or discontinued at any time without prior notice. The timing, as well as the number and value of shares repurchased under the program, will be determined by the Company at its discretion and will depend on a variety of factors, including management’s assessment of the intrinsic value of our common stock, the market price of the our common stock, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal requirements, and other considerations. The share repurchase program could affect the price of our stock and increase volatility in the market. We cannot guarantee that we will purchase all of the shares authorized under the share repurchase program or that such program will enhance the long-term value of our share price. In addition, repurchase regulations and taxes may add additional payment burden to the Company from our share repurchase program. In the past, there have been proposals to increase the amount of the U.S. federal stock repurchase excise tax from 1% to 4%; however, it is unclear whether such a change in the amount of the excise tax will be enacted and, if enacted, how soon any such change could take effect.
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.
We and all of our directors and executive officers have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 60 days following the date of this prospectus. Goldman Sachs & Co. LLC, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
If securities or industry analysts adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

USE OF PROCEEDS
We estimate that after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we will receive approximately $141.9 million of net proceeds from this offering. We intend to use the net proceeds of this offering (including any proceeds from the exercise of the underwriters’ option to purchase additional shares) for general corporate purposes, including to fund growth capital for additional power generation equipment.

DIVIDEND POLICY
We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our Board and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our Board may deem relevant. In addition, our revolving credit facility places restrictions on our ability to pay cash dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2025:
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on an actual basis; and

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as adjusted to give effect to the issuance and sale of common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares, and the application of the net proceeds therefrom as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Use of Proceeds”, included elsewhere in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2024 and each of our Quarterly Reports on Form 10-Q for the three months ended March 31, 2025, June 30, 2025 and September 30, 2025, each as incorporated by reference herein.
	As of September 30, 2025
	Actual	As Adjusted
	(in thousands, except par value) (unaudited)
Cash and cash equivalents(1)	$66,541	$208,416
Long-term debt
ABL Credit Facility(2)	$45,000	$45,000
Caterpillar Equipment Loan Agreement(3)	50,874	50,874
Less: debt issuance costs, net of amortization	(728)	(728)
Total debt, net of debt issuance costs(4)	$95,146	$95,146
Stockholders’ equity
Common stock, $0.001 par value; 200,000,000 shares authorized, 103,982,181 shares issued and outstanding (Actual); 118,982,181 shares issued and outstanding (As Adjusted)(5)	104	119
Additional paid-in capital	894,849	1,036,709
Accumulated deficit	(68,743)	(68,743)
Total stockholders’ equity	$826,210	$968,085
Total capitalization	$921,356	$1,063,231

(1)
As of December 31, 2025, we had approximately $91 million in cash and cash equivalents.

(2)
Our ABL Credit Facility provides for borrowing capacity of up to $225 million, subject to a Borrowing Base determined by reference to our eligible accounts receivable and eligible unbilled accounts, and matures on June 2, 2028. We had approximately $45 million of borrowings outstanding under our ABL Credit Facility as of December 31, 2025. The Borrowing Base under our ABL Credit Facility was approximately $168 million as of December 31, 2025.

(3)
Our Caterpillar Equipment Loan Agreement is used to support the purchase of our mobile power generation equipment and provides for borrowing capacity of up to $103.7 million. Interim loans under our Caterpillar Equipment Loan Agreement are used to fund progress payments beyond the initial down payment on such equipment, and such interim loans are combined and converted to a term loan for each unit of equipment after the final progress payment is funded. Such term loans generally require us to make equal monthly payments on each such loan for approximately five years from the date of conversion. As of December 31, 2025, we had approximately $78 million of borrowings outstanding under our Caterpillar Equipment Loan Agreement. Between January 1, 2026 and January 26, 2026, we incurred approximately $10 million in additional borrowings under our Caterpillar Equipment Loan Agreement.

(4)
Includes current maturities, net of debt issuance costs, of approximately $8 million.

(5)
Since September 30, 2025, we have issued 657,296 shares in connection with our long-term incentive plan.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by (a) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (b) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and (c) entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of any such plan, account or arrangement by reason of a plan’s investment in such entities (each of (a), (b) and (c), a “Plan”).
This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus supplement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan (within the meaning of Section 3(21) of ERISA).
In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:
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whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

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whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

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whether the investment is permitted under the terms of the applicable documents governing the Plan;

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whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “— Prohibited Transaction Issues” below); and

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whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “— Plan Asset Issues” below).

Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.
Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Plan Asset Issues
Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any similar rules under other applicable Similar Laws.
The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:
(a)   the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations) — i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;
(b)   the entity is an “operating company” (as defined in the DOL regulations) — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or
(c)   there is no significant investment by “benefit plan investors” (as defined in the DOL regulations) — i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.
Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA or the Code or constitute a similar violation under any applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that acquired such common stock pursuant to this offering and holds our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought and will not seek any rulings from the U.S. Internal Revenue Service (“IRS”) with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:
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banks, insurance companies or other financial institutions;

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tax-exempt or governmental organizations;

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tax-qualified retirement plans;

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

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brokers, dealers or traders in securities or foreign currencies;

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persons whose functional currency is not the U.S. dollar;

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traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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persons required to accelerate the recognition of any item of gross income with respect to our common stock as a result of such income being recognized on an “applicable financial statement” (within the meaning of Section 451(b) of the Code);

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“controlled foreign corporations”, “passive foreign investment companies”, and corporations that accumulate earnings to avoid U.S. federal income tax;

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entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

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certain U.S. expatriates and former citizens or long-term residents of the United States.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND

DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.
Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “— Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock
Subject to the discussion below under “— Backup Withholding and Information Reporting”, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
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the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.
Backup Withholding and Information Reporting
Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends on our common stock to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on “withholdable payments” (as defined in the Code), including dividends on our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.
While gross proceeds from a sale or other disposition of our common stock would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholding payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated January 26, 2026, we have agreed to sell to the underwriters named below, for whom Goldman Sachs & Co. LLC is acting as representative, the following respective numbers of shares of common stock:
Underwriter	Number of Shares
Goldman Sachs & Co. LLC	8,960,526
Barclays Capital Inc.	2,684,211
J.P. Morgan Securities LLC	2,348,684
BofA Securities Inc.	1,006,579
Total	15,000,000
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have granted the underwriters a 30-day option to purchase up to 2,250,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.285 per share. After the initial offering of the shares of common stock, the underwriters may change the public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to their receipt and acceptance of the shares being offered and subject to the underwriters’ right to reject any order in whole or in part.
The following table shows the public offering price, underwriting discount and commissions to be paid by us and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
		Total
	Per Share	Without Option	With Option
Public offering price	$10.00	$150,000,000	$172,500,000
Underwriting discounts and commissions paid by us	$0.475	$7,125,000	$8,193,750
Proceeds, before expenses, to us	$9.525	$142,875,000	$164,306,250
We estimate that our out-of-pocket expenses for this offering will be approximately $1 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000. In connection with this offering, we have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman Sachs & Co. LLC for a period of 60 days after the date of this prospectus supplement.
We and our officers and directors have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman Sachs & Co. LLC for a period of 60 days after the date of this prospectus supplement.
Goldman Sachs & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Goldman Sachs & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.
We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
Our common stock is listed on the NYSE under the symbol “PUMP.”
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.
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Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

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In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
Selling Restrictions
EEA Restriction
In relation to each Member State of the European Economic Area (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the Shares may be offered to the public in that Relevant State at any time:
(a)   to any qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representative for any such offer; or
(c)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the Shares shall require the Company or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to United Kingdom Investors
No Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the Shares may be offered to the public in the United Kingdom at any time:
(a)   where the offer is conditional on the admission of the Shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);
(b)   to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;
(c)   to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representative for any such offer; or
(d)   in any other circumstances falling within Part 1 of Schedule 1 of the POATR.
For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication to any person which presents sufficient information on:

(a) the Shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the Shares and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Hong Kong
The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Brazil
The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (the “Comissão De Valores Mobiliários” or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations.

The securities may only be offered to Brazilian professional investors (as defined by applicable CVM Regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian Currency. The trading of these securities on regulated securities markets in Brazil is prohibited.
Notice to Canadian Residents
Resale Restrictions
The distribution of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our common stock in Canada must be made under applicable Canadian securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales outside of Canada. Purchasers are advised to seek legal advice prior to any resale of the securities.
Representations of Canadian Purchasers
By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
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the purchaser is entitled under applicable Canadian securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 Prospectus Exemptions,

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the purchaser is a “permitted client” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations,

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where required by law, the purchaser is purchasing as principal and not as agent, and

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the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest
Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 Underwriting Conflicts from having to provide certain underwriter conflicts of interest disclosure in connection with this offering.
Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment
Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.
Language of Documents
Each Canadian purchaser hereby confirms its express wish that all documents evidencing or relating in any way to the sale of securities described herein and all other contracts and related documents be drafted in the English language. Chaque investisseur Canadian confirme sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes ainsi que tous les autres contrats et documents s’y rattachant soient rédigées en langue anglaise.

LEGAL MATTERS
The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.
EXPERTS
The consolidated financial statements of ProPetro Holding Corp. and its subsidiaries as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, incorporated in this prospectus supplement by reference from the ProPetro Holding Corp. Annual Report on Form 10-K for the year ended December 31, 2024, the adjustments necessary to restate the 2022 segment information and to reflect the adoption of ASU 2023-07, Segment Reporting (Topic 280) to the 2022 segment information, as provided in Note 11 to the Company’s 2024 consolidated financial statements, and the effectiveness of internal control over financial reporting as of December 31, 2024 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports thereon, which are incorporated herein by reference, and have been incorporated by reference in this prospectus supplement and the registration statement of which this prospectus supplement forms a part. Such financial statements have been so incorporated in reliance upon such reports and of such firm given upon their authority as experts in accounting and auditing.
The financial statements of ProPetro Holding Corp. for the year ended December 31, 2022 (before the effects of the retrospective adjustments to the financial statements) (not separately presented herein) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference in this prospectus supplement. Such financial statements are incorporated by reference in reliance upon the report of Deloitte & Touche LLP given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus supplement does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith and the accompanying base prospectus. Statements contained in this prospectus supplement as to the contents of any contract, agreement or any other document are summaries of the material terms of the contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus supplement constitutes a part, can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.propetroservices.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. We make our website content available for information purposes only. Information on our website or any other website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement and investors should not rely on such information in making a decision to purchase our common stock.
We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus supplement the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules):
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the Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 20, 2025 (including the information specifically incorporated by reference into our Annual Report on Form 10-K from our Definitive Proxy Statement filed on April 8, 2025);

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the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 1, 2025, for the quarter ended June 30, 2025, filed on July 31, 2025, and for the quarter ended September 30, 2025, filed on October 30, 2025; and

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the Current Reports on Form 8-K filed on March 4, 2025, April 8, 2025, May 27, 2025, July 14, 2025 and December 30, 2025; and

•
the description of our common stock contained in our Registration Statement on Form 8-A, dated March 16, 2017, filed with the SEC on March 16, 2017 and any amendment or report filed with the SEC for the purpose of updating the description, including Exhibit 4.4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on June 22, 2020, and any amendment or report filed with the SEC for the purpose of updating the description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
ProPetro Holding Corp.
One Marienfeld Place
110 N. Marienfeld Street, Suite 300
Midland, Texas 79701
(432) 688-0012

PROSPECTUS
ProPetro Holding Corp.
Common Stock
Preferred Stock
Warrants
ProPetro Holding Corp. (the “Company,” “we,” “our” or “us”) may offer and sell the securities identified above from time to time in one or more offerings. This prospectus provides you with a general description of the securities offered hereby, including the Company’s common stock, par value $0.001 per share (the “common stock”), and the general manner in which we will offer such securities. Each time we offer and sell securities, we will provide a supplement to this prospectus that contains specific information about the offering as well as the amounts, prices and terms of the securities. The supplement may also add, update or change information contained in this prospectus with respect to that offering. You should carefully read this prospectus and the applicable prospectus supplement before you invest in any of our securities.
We may offer and sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.
INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE 4 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.
Our common stock is listed on the New York Stock Exchange under the symbol “PUMP.” On December 15, 2025, the last reported sale price of our common stock on the New York Stock Exchange was $10.19 per share.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 16, 2025.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission, (the “SEC”), as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. By using a shelf registration statement, we may sell securities from time to time and in one or more offerings as described in this prospectus. Each time that we offer and sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement (and any applicable free writing prospectuses), together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”
You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, the applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.
When we refer to “ProPetro Holding Corp.,” “we,” “our,” “us” and the “Company” in this prospectus, we mean ProPetro Holding Corp. and its consolidated subsidiary, unless otherwise specified. When we refer to “you,” we mean the potential holders of the applicable series of securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus and the documents incorporated by reference herein contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein are forward-looking statements. Forward-looking statements are all statements other than statements of historical fact, and give our expectations or forecasts of future events as of the date of this prospectus. Words such as “may,” “could,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “should,” “continue” and similar expressions are generally used to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about our business strategy, industry, future profitability, future capital expenditures, fleet conversion strategy, power generation business development strategy and share repurchase program. Such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those implied or projected by the forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:
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changes in general economic and geopolitical conditions, including as a result of regulatory changes by the current presidential administration, higher interest rates, the rate of inflation, a potential economic recession and potential changes in United States’ trade policy, including the imposition of tariffs and the resulting consequences;

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central bank policy actions and associated liquidity risks and other factors;

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the severity and duration of any world events and armed conflict, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and continued hostilities in the Middle East, including those between Israel, Iran and the United States, and associated repercussions to supply and demand for oil and gas and the economy generally;

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the actions taken by the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia (together with OPEC and other allied producing countries, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

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governmental actions, such as executive orders or new regulations, including climate-related regulations, that may negatively impact the future production of oil and natural gas in the United States and may adversely affect our future operations;

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the level of production and resulting market prices for crude oil, natural gas and other hydrocarbons;

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the effects of existing and future laws and governmental regulations (or the interpretation thereof) on us, our suppliers and our customers;

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cost increases and supply chain constraints related to our services, including any delays and/or supply chain disruptions due to increased hostilities in the Middle East or increased tariffs;

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competitive conditions in our industry;

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our ability to attract and retain employees;

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changes in the long-term supply of, and demand for, oil and natural gas;

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actions taken by our customers, suppliers, competitors and third-party operators and the possible loss of customers or work to our competitors;

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technological changes, including lower emissions energy service equipment and similar advancements;

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changes in the availability and cost of capital that impact the price and availability of debt and equity financing (including higher interest rates) for us and our customers;

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our ability to successfully implement our business plan, including execution of potential mergers and acquisitions;

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large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

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the effects of consolidation on our customers or competitors;

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our ability to complete growth projects on time and on budget;

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increases in tax rates or types of taxes enacted that specifically impact exploration and production (“E&P”) and related operations resulting in changes in the amount of taxes owed by us;

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regulatory and related policy actions intended by federal, state and/or local governments to reduce fossil fuel use and associated carbon emissions, or to drive the substitution of renewable forms of energy for oil and gas, that may over time reduce demand for oil and gas and therefore the demand for our services;

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new or expanded regulations that materially limit our customers’ access to federal and state lands for oil and gas development, thereby reducing demand for our services in the affected areas;

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growing demand for electric vehicles that result in reduced demand for gasoline and therefore the demand for our services;

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our ability to successfully implement technological developments and enhancements, including our new Tier IV Dynamic Gas Blending dual-fuel and FORCE® electric-powered hydraulic fracturing equipment, power generation equipment, and other lower-emissions equipment we may acquire or that may be sought by our customers;

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our ability to successfully grow our new power generation business line;

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the development of alternative power generation technologies or increased grid capacity that could reduce the demand for our services;

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the projected timing, purchase price and number of shares purchased under our share repurchase program, the sources of funds under the share repurchase program and the impacts of the share repurchase program;

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operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control, such as fires, which risks may be self-insured, or may not be fully covered under our insurance programs;

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exposure to cyber-security events which could cause operational disruptions or reputational harm;

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acts of terrorism, war or political or civil unrest in the United States or elsewhere; and

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the effects of current and future litigation.

Whether actual results and developments will conform with our expectations and predictions contained in forward-looking statements is subject to a number of risks and uncertainties which could cause actual results to differ materially from such expectations and predictions, including, without limitation, in addition to those specified in the text surrounding such statements, the risks described under Part I, Item 1A, “Risk Factors” in our Form 10-K for the year ended December 31, 2024 (the “Form 10-K”), filed with the SEC and elsewhere throughout that report, in our subsequent filings with the SEC, and any other risks, many of which are beyond our control.
Readers are cautioned not to place undue reliance on our forward-looking statements, which are made as of the date of this prospectus. We do not undertake, and expressly disclaim, any duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. Investors are also advised to carefully review and consider the various risks and other disclosures discussed in our SEC reports, including the risk factors described in the Form 10-K.

RISK FACTORS
Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K we file after the date of this prospectus, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement and any applicable free writing prospectus before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. See “Where You Can Find More Information; Incorporation by Reference.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
Available Information
We file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.
Our website address is www.propetroservices.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.
This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Other documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement or documents incorporated by reference in the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.
Incorporation by Reference
The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.
This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC (except for information that is furnished rather than filed):
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Our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025.

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The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2024 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 8, 2025.

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Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2025, filed with the SEC on May 1, 2025, June 30, 2025, filed with the SEC on July 31, 2025, and September 30, 2025, filed with the SEC on October 30, 2025.

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Our Current Reports on Form 8-K filed with the SEC on March 4, 2025, April 8, 2025, May 27, 2025 and July 14, 2025.

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The description of our common stock contained in our Registration Statement on Form 8-A, dated March 16, 2017, filed with the SEC on March 16, 2017 and any amendment or report filed with the SEC for the purpose of updating the description, including Exhibit 4.4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on June 22, 2020, and any amendment or report filed with the SEC for the purpose of updating the description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering but excluding any information furnished to (or deemed furnished to), rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:
ProPetro Holding Corp.
One Marienfeld Place
110 N. Marienfeld Street, Suite 300
Midland, Texas 79701
(432) 688-0012
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

THE COMPANY
We are a Delaware corporation whose common stock is listed and traded on the New York Stock Exchange (the “NYSE”). We are a leading integrated energy service company, located in Midland, Texas, focused on providing innovative hydraulic fracturing, wireline, and other complementary energy and, through our subsidiary, ProPetro Energy Solutions, LLC (“PROPWR”), power generation services to leading upstream oil and gas companies engaged in the E&P of North American oil and natural gas resources. PROPWR is a provider of reliable, adaptable power services through a modern, standardized fleet of gas-to-power solutions, serving oil and gas and data center operators in the United States. Our operations are primarily focused in the Permian Basin, where we have cultivated longstanding customer relationships with some of the region’s most active and well-capitalized E&P companies. The Permian Basin is widely regarded as one of the most prolific oil and natural gas producing areas in the United States, and we believe we are one of the leading providers of energy services in the region.
Our principal executive offices are located at One Marienfeld Place, 110 N. Marienfeld Street, Suite 300, Midland, Texas 79701, and our telephone number is (432) 688-0012.

USE OF PROCEEDS
Except as otherwise provided in any applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of securities for general corporate purposes, which may include funding of corporate and project overhead expenses, financing of capital expenditures, repayment of indebtedness and additions to working capital.
Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in any applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK
We are a Delaware corporation. The following description of our capital stock, amended and restated certificate of incorporation and amended and restated bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which have been publicly filed with the SEC. See “Where You Can Find More Information; Incorporation by Reference.”
Our authorized capital stock consists of:
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200,000,000 shares of common stock, $0.001 par value per share; and

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30,000,000 shares of preferred stock; $0.001 par value per share.

Common Stock
Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder, have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (the “DGCL”). Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, preemption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law and in our stockholders agreement, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of 30,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.
Anti-Takeover Effects of Delaware Law
Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination (as defined in Section 203) with any interested stockholder (as defined in Section 203) for a period of three years following the date that the stockholder became an interested stockholder, unless:
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the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors before the date the interested shareholder attained that status;

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upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two thirds of the outstanding voting stock that is not owned by the interested shareholder.

A corporation may elect not to be subject to Section 203 of the DGCL. We have elected to not be subject to the provisions of Section 203 of the DGCL.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Some provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:
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establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

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provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for the Company’s board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management;

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provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

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provide that special meetings of our stockholders may only be called by our board of directors pursuant to a resolution approved by the board of directors;

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provide that the affirmative vote of the holders of at least 66-2/3% of the voting power of all then outstanding common stock entitled to vote generally in the election of directors shall be required to remove any or all of the directors from office; and

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provide that our amended and restated bylaws can be amended by the board of directors.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Forum Selection
Our amended and restated certificate of incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
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any derivative action or proceeding brought on our behalf;

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any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders;

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any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws; or

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any action asserting a claim against us that is governed by the internal affairs doctrine,

in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.
Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us, our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.
The choice of forum provisions summarized above are not intended to, and would not, apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders may be subject to increased costs to bring these claims, and the choice of forum provisions could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.
Listing
We list our common stock on the NYSE under the symbol “PUMP.”

DESCRIPTION OF WARRANTS
We may issue warrants for the purchase of our common stock, preferred stock or any combination thereof. Warrants may be issued independently or together with our securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.
You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:
(1)
the number of securities purchasable upon exercise of the warrants and the price at which such securities may be purchased upon exercise of the warrants;

(2)
the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

(3)
the United States federal income tax consequences applicable to the warrants;

(4)
the amount of the warrants outstanding as of the most recent practicable date; and

(5)
any other terms of the warrants.

Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of securities at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.
Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of securities, including the right to receive payments of any dividends on the securities purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION
We may use one or more of the following methods when selling securities under this prospectus:
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underwritten transactions;

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privately negotiated transactions;

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exchange distributions and/or secondary distributions;

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sales in the over-the-counter market;

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ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

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short sales and delivery of our securities to close out short positions;

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sales by broker-dealers of our securities that are loaned or pledged to such broker-dealers;

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“at-the-market” offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act;

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a combination of any such methods of sale; and

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any other method permitted pursuant to applicable law.

In addition, we may from time to time sell securities in compliance with Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus. In such event, we may be required by the securities laws of certain states to offer and sell the securities only through registered or licensed brokers or dealers.
We may prepare prospectus supplements that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.
We may fix a price or prices of our securities at:
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a fixed price or prices (which may be changed);

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market prices prevailing at the time of any sale under this registration statement;

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prices related to market prices; or

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negotiated prices.

We may change the price of the securities offered from time to time.
If we use underwriters in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If we use an underwriting syndicate, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we may sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.
If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.
Dealers and agents named in a prospectus supplement may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may enter into agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act.
Underwriters, dealers or agents and their associates may engage in other transactions with and perform other services for us in the ordinary course of business.
If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.
In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment).
In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
The specific terms of any lock-up provisions in respect of any given offering will be described in any applicable prospectus supplement.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

LEGAL MATTERS
Vinson & Elkins L.L.P. will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of ProPetro Holding Corp. Additional legal matters may be passed upon for us or any underwriters or agents, by counsel that we will name in the applicable prospectus supplement.
EXPERTS
The consolidated financial statements of ProPetro Holding Corp. and its subsidiaries as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, incorporated in this prospectus by reference from the ProPetro Holding Corp. Annual Report on Form 10-K for the year ended December 31, 2024, the adjustments necessary to restate the 2022 segment information and to reflect the adoption of ASU 2023-07, Segment Reporting (Topic 280) to the 2022 segment information, as provided in Note 11 to the Company’s 2024 consolidated financial statements, and the effectiveness of internal control over financial reporting as of December 31, 2024 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports thereon, which are incorporated herein by reference, and have been incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part. Such financial statements have been so incorporated in reliance upon such reports and of such firm given upon their authority as experts in accounting and auditing.
The financial statements of ProPetro Holding Corp. for the year ended December 31, 2022 (before the effects of the retrospective adjustments to the financial statements) (not separately presented herein) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference in this Prospectus. Such financial statements are incorporated by reference in reliance upon the report of Deloitte & Touche LLP given their authority as experts in accounting and auditing.

15,000,000 Shares
Common Stock

Prospectus Supplement
January 26, 2026

Goldman Sachs & Co. LLC
BarclaysJ.P. Morgan BofA Securities